File No. 812-14911

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

THE GUARDIAN SEPARATE ACCOUNT Q

THE GUARDIAN SEPARATE ACCOUNT R

GUARDIAN VARIABLE PRODUCTS TRUST

PARK AVENUE INSTITUTIONAL ADVISERS LLC

7 Hanover Square

New York, New York 10004

Notice and Order to:

Richard T. Potter

Senior Vice President, Counsel and Assistant Corporate Secretary

The Guardian Insurance & Annuity Company, Inc.

7 Hanover Square

New York, New York 10004

Communications and Copies of Notice and Order to:

Stephen E. Roth, Esq.

Cynthia R. Beyea, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

Dated: April 1, 2019

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of:

The Guardian Insurance & Annuity Company, Inc.

The Guardian Separate Account Q

The Guardian Separate Account R

Guardian Variable Products Trust

Park Avenue Institutional Advisers LLC

7 Hanover Square

New York, New York 10004

File No. 812-14911

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO  SECTION 26(c) OF

THE INVESTMENT COMPANY ACT OF 1940 AND AN ORDER OF EXEMPTION PURSUANT TO SECTION 17(b) OF THE INVESTMENT COMPANY ACT OF 1940 FROM SECTION 17(a) THEREOF

The Guardian Insurance & Annuity Company, Inc. (“Guardian” or the “Company”), The Guardian Separate Account Q, and The Guardian Separate Account R (collectively, the “Separate Accounts,” and together with Guardian, the “Section 26 Applicants”) request pursuant to this application (this “Application”) that the Securities and Exchange Commission (“Commission”) issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of 12 investment portfolios (each, an “Existing Portfolio,” and collectively, the “Existing Portfolios”) of multiple registered investment companies with shares of 8 investment portfolios (each, a “Replacement Portfolio,” and collectively, the “Replacement Portfolios”) of Guardian Variable Products Trust1 (the “Trust”), under certain variable annuity contracts (the “Contracts”) funded through the Separate Accounts.2 The Existing Portfolios and Replacement Portfolios, or any combination thereof, are referred to herein as the “Portfolios.” The proposed substitutions are each referred to herein as a “Substitution” and collectively referred to as the “Substitutions.”3

Park Avenue Institutional Advisers LLC (“Park Avenue”), an affiliate of the other Applicants (as defined below), serves as the investment adviser of each Replacement Portfolio. Park Avenue and the Trust have engaged sub-advisers to manage the assets of five Replacement Portfolios on a day-to-day basis. Those sub-advisers are: (i) Wellington Management Company LLP; (ii) ClearBridge Investments, LLC; and (iii) Putnam Investment Management, LLC. Other than in their roles as sub-advisers for series of the Trust, the sub-advisers listed above are unaffiliated with Park Avenue, the Trust, and the other Applicants.

The Section 26 Applicants, the Trust, and Park Avenue (collectively, the “Section 17 Applicants”) also request an order from the Commission pursuant to Section 17(b) of the 1940 Act exempting them from Section 17(a) of the 1940 Act to the extent necessary to permit them to carry out the Substitutions by redeeming securities issued by the Existing Portfolios wholly or partly in-kind and using the portfolio securities received from the Existing Portfolios to purchase securities issued by the corresponding Replacement Portfolios. All applicants to this Application may also be collectively referred to herein as the “Applicants.”

[1]	File Nos. 333-210205; 811-23148.
[2]	See Sections I.B. and I.C., infra, for a description of the Separate Accounts and the Contracts, respectively.
[3]	See Sections IV.A., infra, for Table IV.A. listing the Existing Portfolios and corresponding Replacement Portfolios.

I.	DESCRIPTION OF GUARDIAN, THE SEPARATE ACCOUNTS AND THE CONTRACTS

A.	Guardian

Guardian, on its own behalf and on behalf of the Separate Accounts, proposes to exercise its contractual right to substitute underlying funds currently available under the Contracts for different underlying funds. Guardian is a stock life insurance company incorporated in the State of Delaware in 1970. Guardian is the issuer of the Contracts and is licensed to conduct an insurance business in all fifty states of the United States and the District of Columbia. Guardian had total admitted assets (on a statutory basis) of over $13.3 billion as of December 31, 2018. For purposes of the 1940 Act, Guardian is the “depositor” and “sponsor” of the Separate Accounts, as those terms have been interpreted by the Commission with respect to variable insurance separate accounts.

Guardian is wholly-owned by The Guardian Life Insurance Company of America (“Guardian Life”), a mutual life insurance company organized in the State of New York in 1860. As of December 31, 2018, Guardian Life had total admitted assets (on a statutory basis) in excess of $58.5 billion. Guardian Life does not issue the Contracts and does not guarantee any benefits provided under the Contracts.

B.	The Separate Accounts

Each Separate Account meets the definition of “separate account,” as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder. The Separate Accounts are registered with the Commission under the 1940 Act as unit investment trusts. The table below lists the 1940 Act file number of each Separate Account:

TABLE I.B.

Separate Account	1940 Act File No.
The Guardian Separate Account Q	811-21084
The Guardian Separate Account R	811-21438

The assets of the Separate Accounts support the Contracts and interests in the Separate Accounts offered through such Contracts. Guardian is the legal owner of the assets in the Separate Accounts. The assets of the Separate Accounts may not be chargeable with liabilities arising out of any other business of Guardian.

The Separate Accounts are segmented into subaccounts, and each subaccount invests in an underlying registered open-end management investment company or series thereof, such as each of the Existing Portfolios. Each subaccount’s income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that subaccount in accordance with the terms of the Contracts without regard to other income, gains, or losses of the remaining subaccounts or of Guardian.

C.	The Contracts

The Contracts are individual flexible or single premium deferred variable annuity contracts. The Contracts provide for the accumulation of Contract values on a variable basis, fixed basis, or both during the accumulation period, and provide settlement or annuity payment options on a variable or fixed basis. The Contracts also provide for the payment of death benefits.

By the terms of the Contracts and subject to certain restrictions (and as set forth in the prospectuses for the Contracts), Contract owners (each, a “Contract owner,” and collectively, “Contract owners”) may allocate some or all of their Contract values to the subaccounts that are available as investment options under their respective Contracts, as well as any available fixed rate options. A Contract owner may transfer Contract value among any available subaccounts during the accumulation period, as well as during the annuitization period if the Contract owner elected a variable annuity payout option. Contract owners may transfer Contract value among the subaccounts by submitting a transfer request to Guardian.

As disclosed in the Contracts’ prospectuses, Guardian imposes or reserves the right to impose certain limitations on transfers among subaccounts. Currently, Guardian does not impose fees on transfers or expressly limit the number or frequency of transfers among subaccounts. However, among other restrictions, Guardian reserves the right under certain Contracts to limit the number of transfers that may be permitted during a given period of time and to impose a transfer fee of up to $25 per transfer. Also, Guardian imposes or may impose limits on the total number of subaccounts to which a Contract owner may allocate Contract value. In addition, Guardian has adopted market timing policies and procedures under the Contracts that may operate to limit transfers. To the extent a Contract owner utilizes an automatic transfer program (e.g., dollar cost averaging), the operation and limits of the automatic transfer program are disclosed in the applicable Contract’s prospectus.

Certain Contracts make or made available guaranteed living benefit riders (each, a “Living Benefit Rider,” and collectively, the “Living Benefit Riders”). The terms of certain Living Benefit Riders include investment restrictions that limit the available investment options to identified allocation models consisting of a specified selection of investment options. A Contract owner with a Living Benefit Rider that has investment restrictions may transfer Contract value by reallocating all of his or her Contract value to a different allocation model under the rider or, depending on the terms of the rider, by reallocating his or her Contract value within the parameters of the allocation model. All Contract guarantees, such as Living Benefit Rider benefits, annuity payments, and death benefits, are guaranteed solely by the financial strength and claims-paying ability of Guardian.

Each Contract is registered under the Securities Act of 1933, as amended (the “1933 Act”) on Form N-4. Each Contract has particular fees, charges, and investment options, as described in the Contracts’ respective prospectuses. As set forth in the prospectuses for the Contracts, each Contract provides that Guardian reserves the right to substitute shares of the funds in which the Separate Accounts invest for shares of any funds already held or to be held in the future by the Separate Accounts.4

[4]

The prospectus for each Contract contains the following, or substantially similar, disclosure: “We have the right to make changes to the Separate Account, to the investment divisions within it, and to the Fund shares they hold…Possible changes to the Separate Account and the investment divisions include: eliminating the shares of any of the Funds and substituting shares of another appropriate Fund (which may have different fees and expenses or may be available/closed to certain purchasers)…”

The table below lists the Contracts for which one or more underlying investment options will be substituted by the proposed Substitutions.

TABLE I.C.

Separate Account (1940 Act File No.)	1933 Act File No.	Contract Name	Contract Id. No.
The Guardian Separate Account Q (811-21084)	333-87468	Guardian Investor Income Access	C000024017

The Guardian Separate Account R (811-21438)	333-109483	Guardian Investor Asset Builder	C000023936
	333-153839	Variable Annuity Contracts L	C000072167
	333-153840	Variable Annuity Contracts B	C000072168
	333-179997	Guardian Investor II Variable Annuity	C000114265

II.	THE EXISTING PORTFOLIOS

The Section 26 Applicants are seeking an order pursuant to Section 26(c) of the 1940 Act approving the substitution of shares of the Existing Portfolios held by the Separate Accounts with the corresponding shares of the Replacement Portfolios. Provided below is information regarding the Existing Portfolios that will be replaced by the proposed Substitutions. All shares of the Existing Portfolios utilized as investment allocation options under the Contracts will be replaced through the proposed Substitutions.

TABLE II

Existing Portfolio	Share Class Owned by the Separate Accounts	Investment Adviser
AB Variable Products Series Fund, Inc. (File Nos. 811-05398; 033-18647)

AB Large Cap Growth Portfolio	Class B	AllianceBernstein L.P.

AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File Nos. 811-07452; 033-57340)

Invesco V.I. Government Securities Fund	Series II	Invesco Advisers, Inc.

Invesco V.I. Small Cap Equity Fund	Series II

BlackRock Variable Series Funds, Inc. (File Nos. 811-03290; 002-74452)

BlackRock Capital Appreciation V.I. Fund	Class III	BlackRock Advisors, LLC

Variable Insurance Products Fund II (File Nos. 811-05511; 033-20773)

Fidelity VIP Contrafund Portfolio	Service Class 2	Fidelity Management & Research Company

Franklin Templeton Variable Insurance Products Trust (File Nos. 811-05583; 033-23493)

Franklin Rising Dividends VIP Fund	Class 2	Franklin Advisers, Inc.

Franklin U.S. Government Securities VIP Fund	Class 2

Legg Mason Partners Variable Income Trust (File Nos. 811-06310; 033-40603)

Western Asset Core Plus VIT Portfolio	Class II	Legg Mason Partners Fund Advisor, LLC

MFS Variable Insurance Trust (File Nos. 811-08326; 033-74668)

MFS® Utilities Series	Service Class	Massachusetts Financial Services Company

Oppenheimer Variable Account Funds (File Nos. 811-04108; 002-93177)

Oppenheimer Global Strategic Income Fund/VA*	Service Shares	OFI Global Asset Management, Inc.

Oppenheimer Main Street Small Cap Fund/VA*	Service Shares

PIMCO Variable Insurance Trust (File Nos. 811-08399; 333-37115)

PIMCO Total Return Portfolio	Advisor Class	Pacific Investment Management Company LLC

*

On October 18, 2018, Massachusetts Mutual Life Insurance Company, an indirect corporate parent of OppenheimerFunds, Inc. and certain of its subsidiaries, announced that it has entered into an agreement whereby Invesco Ltd. will acquire OppenheimerFunds, Inc. (the “Transaction”). In connection with the Transaction, a proxy statement has been submitted to shareholders of the Oppenheimer Main Street Small Cap Fund/VA (Service Shares) and the Oppenheimer Global Strategic Income Fund/VA (Service Shares) (the “Target Funds”). See AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Definitive Materials (497) (Feb. 19, 2019) (File No. 333-229243). The proxy statement requests shareholder approval to reorganize (i) the Oppenheimer Main Street Small Cap Fund/VA (Service Shares) into the Invesco Oppenheimer V.I. Main Street® Small Cap Fund (Series II) and (ii) the Oppenheimer Global Strategic Income Fund/VA (Service Shares) into the Invesco Oppenheimer V.I. Global Strategic Income Fund (Series II). As described in the proxy statement, each of the Invesco funds referenced above (the “Acquiring Funds”) is “a newly organized shell fund created to acquire the assets and assume the accrued liabilities of the corresponding [Target Fund],” and no funds other than the Target Funds would be acquired by the Acquiring Funds as part of the Transaction. In that regard, each Acquiring Fund does not currently have any operating or performance history, and would be a continuation of its Target Fund within a different fund complex once it commences operations. Each Acquiring Fund has the same investment objectives and substantially similar principal investment strategies and risks as its Target Fund. The fee structure (including management and Rule 12b-1 fees) of each Acquiring Fund is identical to its Target Fund. As disclosed in the proxy statement and the Acquiring Funds’ current prospectuses as of the date of this Application, the net expense ratio of the Invesco Oppenheimer V.I. Main Street® Small Cap Fund (Series II) is identical to the Oppenheimer Main Street Small Cap Fund/VA (Service Shares), and the net expense ratio of the Invesco Oppenheimer V.I. Global Strategic Income Fund (Series II) is 0.02% lower than the net expense ratio of the Oppenheimer Global Strategic Income Fund/VA (Service Shares). The same portfolio management team that manages each Target Fund will manage the corresponding Acquired Fund. The Acquiring Funds will not commence operations unless and until the reorganizations occur, and when the Acquiring Funds do commence operations, they would continue the historical performance information of their Target Funds. In light of each Acquiring Fund being a continuation of its Target Fund, if the reorganizations are approved and occur prior to the Substitutions, the Applicants intend to rely on the requested order of approval to substitute the Acquiring Funds as if they were Existing Funds under Substitution Nos. 6 and 12, and such substitutions would be performed in accordance with the policies and procedures and conditions set forth in this Application. As of the date of this Application, shareholders of the Target Funds had yet to vote on the reorganizations.

III.	THE TRUST AND THE REPLACEMENT PORTFOLIOS

The Trust is a Delaware statutory trust that was organized on January 12, 2016. The Trust is registered with the Commission as an open-end management investment company under the 1940 Act (File No. 811-23148) and its shares are registered under the 1933 Act (File No. 333-210205). The Trust is a series investment company, and the Replacement Portfolios are all series of the Trust. The Replacement Portfolios that have begun operations are currently available (or, in the case of the New Replacement Portfolios (as defined below), will be initially available) only as investment allocation options under variable insurance contracts issued by Guardian.

The Replacement Portfolios include:

1.	Guardian Large Cap Disciplined Growth VIP Fund

2.	Guardian Diversified Research VIP Fund

3.	Guardian Large Cap Fundamental Growth VIP Fund

4.	Guardian Small Cap Core VIP Fund

5.	Guardian Global Utilities VIP Fund

6.	Guardian U.S. Government Securities VIP Fund

7.	Guardian Total Return Bond VIP Fund

8.	Guardian Multi-Sector Bond VIP Fund

On February 13, 2018 and April 27, 2018, the Trust amended its registration statement to add the following five Replacement Portfolios as new series of the Trust: (i) Guardian Small Cap Core VIP Fund, (ii) Guardian Global Utilities VIP Fund, (iii) Guardian Multi-Sector Bond VIP Fund, (iv) Guardian Total Return Bond VIP Fund, and (v) Guardian U.S. Government Securities VIP Fund (the “New Replacement Portfolios”). The Trust’s registration statement, as amended, became effective on May 1, 2018. The New Replacement Portfolios will not begin operations until the proposed Substitutions are performed, and therefore have no performance histories.

Each Replacement Portfolio currently has one class of shares. The Replacement Portfolios’ shares are offered (or, in the case of the New Replacement Portfolios, will be offered) at net asset value (“NAV”) without an initial sales charge or a contingent deferred sales charge, and are subject (or, in the case of the New Replacement Portfolios, will be subject) to an asset-based fee assessed pursuant to a plan under Rule 12b-1 (“12b-1 Fee”).

Park Avenue, a Delaware limited liability company and a registered investment adviser, serves as investment adviser for each of the Replacement Portfolios pursuant to an investment advisory agreement between the Trust, on behalf of each Replacement Portfolio, and Park Avenue (the “Investment Advisory Agreement”). Subject to the oversight of the Trust’s board of trustees, Park Avenue is responsible for providing all investment advisory and portfolio management services for the Replacement Portfolios.

Park Avenue will manage the assets of three Replacement Portfolios on a day-to-day basis. The three Replacement Portfolios are the Guardian Multi-Sector Bond VIP Fund, Guardian Total Return Bond VIP Fund, and Guardian U.S. Government Securities VIP Fund, each of which is a New Replacement Portfolio. Park Avenue and the Trust do not currently intend to engage a sub-adviser to manage any such Replacement Portfolio’s assets, but may do so in the future.

Each of the remaining five Replacement Portfolios is separately managed (or, in the case of any New Replacement Portfolio, will be separately managed) on a day-to-day basis by a sub-adviser. The sub-advisers are registered investment advisers and, other than in their roles as sub-advisers for series of the Trust, are unaffiliated with the Applicants. The sub-adviser of each such Replacement Portfolio is set forth in Section IV.C. of this Application. Park Avenue has the responsibility, subject to oversight by the Trust’s board of trustees, for the selection and oversight of the Replacement Portfolios’ sub-advisers, including recommending for the board of trustees’ consideration the engagement or termination of any sub-adviser. As part of its ongoing oversight, Park Avenue is responsible for monitoring each sub-adviser’s performance and adherence to the applicable Replacement Portfolio’s investment objective(s), strategies, policies, and restrictions, as well as matters related the sub-adviser’s compliance and operations.

IV.	THE PROPOSED SUBSTITUTIONS

A.	The Proposed Substitutions

Guardian, on its own behalf and on behalf of the Separate Accounts, proposes to exercise its contractual right to substitute underlying funds currently available under the Contracts for different underlying funds. The share classes of the Existing Portfolios subject to the proposed Substitutions, as listed in the table below, are the only share classes of the Existing Portfolios available to Contract owners under the Contracts, including Contract owners who may or may not be invested in the Existing Portfolios (to the extent that a Contract owner is permitted to invest in an Existing Portfolio under the terms of his or her Contract, including any Living Benefit Rider). The Section 26 Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions of shares of the Existing Portfolios listed in the table below for shares of the corresponding Replacement Portfolios listed opposite their names.

TABLE IV.A.

Fund Type	Sub. No.	Existing Portfolio (Share Class)	Replacement Portfolio
Equity	1	Fidelity VIP Contrafund Portfolio (Service Class 2)	Guardian Large Cap Disciplined Growth VIP Fund

	2	AB Large Cap Growth Portfolio (Class B)	Guardian Large Cap Disciplined Growth VIP Fund

	3	Franklin Rising Dividends VIP Fund (Class 2)	Guardian Diversified Research VIP Fund

	4	BlackRock Capital Appreciation V.I. Fund (Class III)	Guardian Large Cap Fundamental Growth VIP Fund

	5	Invesco V.I. Small Cap Equity Fund (Series II)	Guardian Small Cap Core VIP Fund

	6	Oppenheimer Main Street Small Cap Fund/VA (Service Shares)*	Guardian Small Cap Core VIP Fund

	7	MFS® Utilities Series (Service Class)	Guardian Global Utilities VIP Fund

Fixed Income	8	Franklin U.S. Government Securities VIP Fund (Class 2)	Guardian U.S. Government Securities VIP Fund

	9	Invesco V.I. Government Securities Fund (Series II)	Guardian U.S. Government Securities VIP Fund

	10	PIMCO Total Return Portfolio (Advisor Class)	Guardian Total Return Bond VIP Fund

	11	Western Asset Core Plus VIT Portfolio (Class II)	Guardian Total Return Bond VIP Fund

	12	Oppenheimer Global Strategic Income Fund/VA (Service Shares)*	Guardian Multi-Sector Bond VIP Fund

*

On October 18, 2018, Massachusetts Mutual Life Insurance Company, an indirect corporate parent of OppenheimerFunds, Inc. and certain of its subsidiaries, announced that it has entered into an agreement whereby Invesco Ltd. will acquire OppenheimerFunds, Inc. (the “Transaction”). In connection with the Transaction, a proxy statement has been submitted to shareholders of the Oppenheimer Main Street Small Cap Fund/VA (Service Shares) and the Oppenheimer Global Strategic Income Fund/VA (Service Shares) (the “Target Funds”). See AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Definitive Materials (497) (Feb. 19, 2019) (File No. 333-229243). The proxy statement requests shareholder approval to reorganize (i) the Oppenheimer Main Street Small Cap Fund/VA (Service Shares) into the Invesco Oppenheimer V.I. Main Street® Small Cap Fund (Series II) and (ii) the Oppenheimer Global Strategic Income Fund/VA (Service Shares) into the Invesco Oppenheimer V.I. Global Strategic Income Fund (Series II). As described in the proxy statement, each of the Invesco funds referenced above (the “Acquiring Funds”) is “a newly organized shell fund created to acquire the assets and assume the accrued liabilities of the corresponding [Target Fund],” and no funds other than the Target Funds would be acquired by the Acquiring Funds as part of the Transaction. In that regard, each Acquiring Fund does not currently have any operating or performance history, and would be a continuation of its Target Fund within a different fund complex once it commences operations. Each Acquiring Fund has the same investment objectives and substantially similar principal investment strategies and risks as its Target Fund. The fee structure (including management and Rule 12b-1 fees) of each Acquiring Fund is identical to its Target Fund. As disclosed in the proxy statement and the Acquiring Funds’ current prospectuses as of the date of this Application, the net expense ratio of the Invesco Oppenheimer V.I. Main Street® Small Cap Fund (Series II) is identical to the Oppenheimer Main Street Small Cap Fund/VA (Service Shares), and the net expense ratio of the Invesco Oppenheimer V.I. Global Strategic Income Fund (Series II) is 0.02% lower than the net expense ratio of the Oppenheimer Global Strategic Income Fund/VA (Service Shares). The same portfolio management team that manages each Target Fund will manage the corresponding Acquired Fund. The Acquiring Funds will not commence operations unless and until the reorganizations occur, and when the Acquiring Funds do commence operations, they would continue the historical performance information of their Target Funds. In light of each Acquiring Fund being a continuation of its Target Fund, if the reorganizations are approved and occur prior to the Substitutions, the Applicants intend to rely on the requested order of approval to substitute the Acquiring Funds as if they were Existing Funds under Substitution Nos. 6 and 12, and such substitutions would be performed in accordance with the policies and procedures and conditions set forth in this Application. As of the date of this Application, shareholders of the Target Funds had yet to vote on the reorganizations.

B.	Reasons and Support for the Proposed Substitutions

The Substitutions proposed herein are part of a strategic business goal of Guardian to improve the administrative efficiency and cost-effectiveness of the Contracts, as well as to make the Contracts more attractive to Contract owners. The Section 26 Applicants believe the proposed Substitutions will help accomplish these goals for the following reasons:

1.	Consolidation of Overlapping Investment Options

The proposed Substitutions are designed and intended to simplify fund lineups by eliminating investment options with substantially similar investment objectives, strategies, and risks. The Section 26 Applicants believe that eliminating overlapping investment options will result in more attractive menus of investment options under the Contracts. Because the proposed Substitutions involve consolidating duplicative investment options, the Section 26 Applicants believe that the variety of available investment styles under the Contracts will not be adversely impacted as a result of the proposed Substitutions. Furthermore, the Contracts will continue to offer investment options in addition to the Replacement Portfolios offering a range of investment objectives and strategies.

2.	Simplification of the Investment Process

The Section 26 Applicants submit that the proposed Substitutions will simplify the amount of investment materials that Contract owners receive regarding the investment options under the Contracts. Even after meeting the requirements of Form N-1A and Rule 498 under the 1933 Act, there is still a wide variation in the presentation of material from one registered open-end investment company to another, which makes obtaining information more complicated for Contract owners. The Section 26 Applicants believe that the proposed Substitutions will simplify the investment process for Contract owners because (i) reducing the number of investment options under the Contracts will necessarily reduce the number of prospectuses and prospectus formats that Contract owners must navigate, and (ii) the Replacement Portfolios, as portfolios of the Trust, use a common share class structure, a common set of policies and procedures, a common prospectus format, and a combined statutory prospectus and statement of additional information.

3.	Preservation of Contract Owners’ Essential Investment Expectations

Guardian carefully reviewed each proposed Substitution with the goal of preserving Contract owners’ essential investment expectations. To that end, the Section 26 Applicants submit that each proposed Substitution involves substituting an Existing Portfolio for a Replacement Portfolio with substantially similar investment objectives, principal investment strategies, and principal risks. In addition, Contract owners will continue to have access to established investment advisers.

Park Avenue, an indirect wholly-owned subsidiary of Guardian Life, serves as the investment manager of each Replacement Portfolio. Park Avenue and its predecessors, Guardian Investor Services LLC and Guardian Investor Services Corporation, have managed client assets since 1968. As of February 28, 2019, Park Avenue managed approximately $4.4 billion in assets. The assets of the Replacement Portfolios are (or, in the case of the New Replacement Portfolios, will be) managed on a day-to-day basis by either Park Avenue or by one of the following sub-advisers: Wellington Management Company LLP; ClearBridge Investments, LLC; or Putnam Investment Management, LLC.

In addition, Guardian is seeking to provide Contract owners with investment options with attractive expense ratios. Furthermore, as a condition of this Application, Park Avenue, as the investment adviser of each Replacement Portfolio, will enter into a written contract with the Replacement Portfolio whereby, for the applicable time periods set forth below, the net annual operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the net annual operating expenses of any corresponding Existing Portfolio for the last fiscal year preceding the date of this Application (the “Expense Cap”). The Expense Cap for each proposed Substitution will remain in place for a period of two years following the implementation of the proposed Substitution (the “Substitution Date”), except that for those proposed Substitutions for which the sum of the current management fee and Rule 12b-1 Fee of the Replacement Portfolio is greater than that of the corresponding Existing Portfolio, the Expense Cap for that proposed Substitution will extend for the life of the affected Contracts following the Substitution Date. Park Avenue will reimburse expenses to the extent necessary under each Expense Cap on the last business day of each month during which a given Expense Cap applies. Any amounts waived or reimbursed by Park Avenue pursuant to any Expense Cap will not be subject to Park Avenue’s recoupment rights. Any Expense Cap that applies to a Replacement Portfolio is separate and apart from any other contractual expense limitation agreement between Park Avenue and the Trust. To the extent that an Expense Cap caps a Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than any other contractual expense limitation agreement between Park Avenue and the Trust, such other contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap. The table below reflects the duration of the Expense Cap for each proposed Substitution.

TABLE IV.B.

Sub. No.	Two Years After Substitution Date	Life of Affected Contracts After Substitution Date
1		Ö
2		Ö
3	Ö
4	Ö
5	Ö*
6		Ö
7	Ö
8	Ö
9	Ö
10	Ö
11	Ö
12	Ö

*	The Replacement Portfolio is also subject to an Expense Cap under proposed Substitution No. 6 that will extend for the life of the affected Contracts under that proposed Substitution.

4.	Improved Portfolio Manager Selection

Each of the Existing Portfolios is unaffiliated with the Applicants (except in some instances, the Separate Accounts may, as of the date of this Application, own more than 5% of the outstanding shares of such Existing Portfolio) and is managed by an unaffiliated investment adviser. The proposed Substitutions will replace the Existing Portfolios with investment options for which Park Avenue, an affiliate of the Applicants, acts as investment adviser. The Trust and Park Avenue have received an exemptive order from the Commission (File No. 812-14627) (the “Manager of Managers Order”) that provides an exemption from Section 15(a) of the 1940 Act with respect to the Trust’s sub-advisory agreements. The Manager of Managers Order permits Park Avenue, subject to certain conditions, including the approval of the Trust’s board of trustees, but without the approval of shareholders, to hire sub-advisers, and to modify any existing or future sub-advisory agreement with, unaffiliated sub-advisers and sub-advisers that are wholly-owned subsidiaries (as defined in the 1940 Act) of Park Avenue, or a sister company of Park Avenue that is a wholly-owned subsidiary of a company that, indirectly or directly, wholly-owns Park Avenue.

The Manager of Managers Order applies to each of the sub-advised Replacement Portfolios, and the Trust’s registration statement discloses and explains the substance and effect of the Manager of Managers Order. Pursuant to the Manager of Managers Order, Park Avenue will evaluate, allocate assets to, and oversee the services of the Trust’s sub-advisers, and make recommendations about their hiring, termination, and replacement to the board of trustees of the Trust. The Applicants believe that the Manager of Managers Order will facilitate Park Avenue’s efficient and cost-effective selection of one or more sub-advisers believed to be particularly well-suited to managing all or a portion of the assets of a Replacement Portfolio. Specifically, the Manager of Managers Order will improve portfolio manager selection by enabling Park Avenue to replace a sub-adviser, under appropriate circumstances, including but not limited to, poor performance, regulatory issues, and compliance issues, and make material amendments to sub-advisory agreements believed by Park Avenue and the board of trustees of the Trust to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the sub-advisory agreements. The Applicants believe that this structure has the potential to improve underlying fund performance and may result in meaningful cost savings to Contract owners over time.

After the Substitution Date, Park Avenue will not change a Replacement Portfolio’s sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to rely on the Manager of Managers Order, or any replacement order from the Commission, at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

5.	No Expense to Contract Owners

The proposed Substitutions are designed to provide Contract owners with an opportunity to continue their investment in a substantially similar investment option without interruption and without any cost to them. As such, Guardian or an affiliate thereof (other than the Trust) will pay all expenses and transaction costs of the proposed Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the proposed Substitutions. The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the Substitutions than before the Substitutions. In addition, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for affected Contract owners for a period of at least two years following the Substitution Date.

Further, the Section 26 Applicants note that, because the proposed Substitutions will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the proposed Substitutions, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the proposed Substitutions. What effect the Substitutions may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of each Existing Portfolio and Replacement Portfolio, which the Section 26 Applicants cannot predict. Nevertheless, the Section 26 Applicants note that at the time of the Substitutions, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

6.	Greater Efficiencies in Administering the Contracts

The proposed Substitutions are expected to increase efficiencies with respect to Guardian’s administration of the Contracts. First, Guardian believes that the streamlined menus of investment options will further increase Guardian’s operational and administrative efficiencies and economies of scale. Also, Guardian believes that concentrating the number of non-affiliated asset managers of investment options available through the Contracts will simplify the administration of the Contracts with regard to communications with asset managers and Contract owners, as well as simplify the preparation of various reports and disclosure documents.

7.	Support for the Guardian Variable Products Trust

Guardian and its affiliates have dedicated substantial resources to launching the Trust’s platform and are committed to growing the Replacement Portfolios’ assets. The Replacement Portfolios are expected to be included as part of fund line-ups for other variable insurance contracts issued by Guardian.

For these reasons and the reasons discussed below, the Section 26 Applicants believe that substituting the Existing Portfolios for each of the corresponding Replacement Portfolios is appropriate and in the best interests of the Contract owners.

C.	Comparisons of the Portfolios

For each Substitution, this section compares the Existing Portfolio’s and the Replacement Portfolio’s:

1.	Investment advisers and sub-adviser(s) (if any), investment objectives, principal investment strategies, and principal risks;[5]

2.	Assets (if any), fees, and expenses; and

3.	Performance histories (if any).

Each comparison of the Portfolios’ investment advisers and sub-advisers (if any), investment objectives, principal investment strategies, and principal risks6 is accompanied by a brief explanation of why the Section 26 Applicants believe that, despite any differences between them, the Existing Portfolio and the Replacement Portfolio are substantially similar and that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.7

Throughout this section of the Application, the Section 26 Applicants refer to, when relevant, the market-capitalizations of the stocks held by a given Portfolio. The referenced market capitalizations are based on definitions established by Morningstar Inc. (“Morningstar”), which separates stock portfolio holdings into five market-capitalization groups: giant, large, medium, small, and micro. Rather than using a fixed number of “large cap” or “small cap” stocks, Morningstar uses a flexible system that is not adversely affected by overall movements in the market. World equity markets are first divided into seven style zones: United States, Latin America, Canada, Europe, Japan, Asia ex-Japan, and Australia/New Zealand. The stocks in each style zone are further subdivided into size groups. Giant-cap stocks are defined as those that account for the top 40% of the capitalization of each style zone; large-cap stocks represent the next 30%; mid-cap stocks represent the next 20%; small-cap stocks represent the next 7%; micro-cap stocks represent the smallest 3%. In the mutual fund industry, both “giant” and “large” capitalization companies are considered to be large-capitalization companies, and both “small” and “micro” capitalization companies are considered to be small capitalization companies. Also in this section of the Application, the Section 26 Applicants refer, when relevant, to a given Portfolio’s holdings in growth, value, and/or blend stocks (i.e., a stock for which neither growth nor value characteristics predominate) or categorization with respect to such stocks based on holdings information or categorizations reported by Morningstar.

Each comparison of the Portfolios’ assets, fees, and expenses (i) reflects the Portfolios’ assets as of June 30, 2018 (if any) and (ii) compares the Existing Portfolio’s and Replacement Portfolio’s most current fee and expense table included in the Portfolios’ statutory prospectus as of March 9, 2019. The fee and expense tables for the Replacement Portfolios in this section do no reflect the operation of any Expense Cap under this Application. To the extent that an Expense Cap caps a Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than any other contractual expense limitation agreement between Park Avenue and the Trust, such other contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap. The expenses of each New Replacement Portfolio are estimates for the current year, and such estimates are based on their anticipated asset levels

[5]

Based on the summary section of the Existing Portfolio’s statutory prospectus as of March 9, 2019. The investment risks of each Existing Portfolio disclosed in this Application correspond to the investment risks listed in summary section of the Existing Portfolio’s statutory prospectus. Sub-headings are utilized in this Application to disclose a Portfolio’s principal investment risks, and the corresponding risk disclosure from the Portfolio’s prospectus has not been included in this Application to facilitate the Commission Staff’s review.

The information included in this section of the Application under the headings “Investment Objective” and “Principal Investment Strategies” in the subsections titled “Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks” replicate the disclosure included in the summary section of the applicable Portfolio’s statutory prospectus. Any definitions, or defined terms used, under any such heading are not generally applicable to the Application.

[6]

In addition to the principal investment strategies and the principal risks presented for each Existing Portfolio and Replacement Portfolio, a Portfolio may employ other investment practices and may be subject to other risks. The fact that a particular risk is not listed as a principal investment risk does not mean that the Portfolio is prohibited from investing its assets in securities or investments that give rise to that risk.

[7]

Portfolio holdings information for each Existing Portfolio is based on information reported by Morningstar, Inc. (“Morningstar”) as of the date indicated. In each case, the date indicated is the latest date portfolio holdings information was reported to Morningstar at the time the portfolio holdings information was analyzed for this Application.

immediately following the proposed Substitutions. With respect to the Replacement Portfolios that have already begun operations, their expenses are based on their asset levels as of December 31, 2017 (not their anticipated asset levels following the proposed Substitutions).

The comparison of performance histories for each Substitution contains:

i.	The average annual total returns for the Existing Portfolio for the time periods indicated as of September 30, 2018;

ii.	If available, the average annual total returns for the Replacement Portfolio for the time periods indicated as of September 30, 2018;[8]

iii.	If available, the performance of each Portfolio’s performance benchmark index or indices for the same time periods.

Lastly, each comparison also contains a table listing the Contracts affected by the proposed Substitution. Table I.C., included in Section I.C. of this Application, lists all Contracts affected by the proposed Substitutions.

Substitution No. 1.	Fidelity VIP Contrafund Portfolio (Service Class 2) replaced by Guardian Large Cap Disciplined Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Fidelity VIP Contrafund Portfolio (Service Class 2)	Guardian Large Cap Disciplined Growth VIP Fund

Investment Adviser	Investment Adviser

Fidelity Management & Research Company	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

FMR Co., Inc. FMR Investment Management (UK) Limited Fidelity Management & Research (Hong Kong) Limited Fidelity Management & Research (Japan) Limited	Wellington Management Company LLP

Investment Objective	Investment Objective

The fund seeks long-term capital appreciation.	The Fund seeks to maximize long-term growth.

Principal Investment Strategies	Principal Investment Strategies

Normally investing primarily in common stocks.

Investing in securities of companies whose value Fidelity Management & Research Company (FMR) believes is not fully recognized by the public.

Investing in domestic and foreign issuers.

Investing in either “growth” stocks or “value” stocks or both.

Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions, to select investments.

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in securities of companies with large market capitalizations. Wellington Management Company LLP, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $393 million to $859 billion as of December 31, 2017.

[8]	Because the New Replacement Portfolios have no operating histories, performance information for the New Replacement Portfolios is not available.

The Fund invests primarily in the common stock of growth-oriented companies. The Fund may invest up to 20% of its total assets in foreign securities (not including American Depositary Receipts, American Depositary Shares or U.S. dollar denominated securities of foreign issuers).

The Subadviser employs a “bottom-up” approach, using fundamental analysis to identify specific securities within industries or sectors for purchase or sale. A “bottom-up” approach evaluates individual companies in the context of broader market factors. Fund construction emphasizes stock-specific risk while seeking to minimize other sources of broad market risk. The goal is a portfolio whose relative performance is not dependent on the market environment.

The Subadviser’s stock selection process is derived from its observation that the quality and persistence of a company’s business is often not reflected in its current stock price. Central to the investment process is fundamental research focused on uncovering companies with improving quality metrics, business momentum, and attractive relative valuations. The investment process is aided by a proprietary screening process that narrows the investment universe to companies that are consistent with the investment philosophy.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks
• Stock Market Volatility • Foreign Exposure • Issuer-Specific Changes

•   Active Trading Risk

•   Depositary Receipts Risk

•   Equity Securities Risk

•   Foreign Investment and Currency Risk

•   Growth Investment Style Risk

•   Issuer Risk

•   Large-Capitalization Company Risk

•   Liquidity and Valuation Risk

•   Management Risk

•   Market Risk

•   Portfolio Turnover Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes long-term growth / capital appreciation. Each Portfolio seeks to achieve its investment objective by investing primarily in common stocks. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, and Morningstar currently categorizes each Portfolio as a large-cap growth domestic stock fund. Both Portfolios utilize fundamental investment processes to make investments. In addition, each Portfolio focuses on investments in U.S. companies and may also invest in foreign companies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Existing Portfolio includes value-oriented investments, in addition to growth-oriented investments, as part of its principal investment strategies. However, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. The Portfolios primarily invest in the same asset class, target companies with similar market capitalizations and have similar geographic focuses. Both Portfolios focus on large-capitalization stocks: as of June 30, 2018, 99.41% of the Existing Portfolio’s assets were invested in stocks, with 89.45% of those assets invested in companies Morningstar classifies as “large” or “giant”; similarly, 99.36% of the Replacement Portfolio’s assets were invested in stocks, with 82.71% of those assets invested in companies classified as “large” or “giant” by Morningstar. In addition, both Portfolios focus on investing in U.S.-based companies: as of June 30, 2018, the Existing Portfolio and Replacement Portfolio invested 96.26% and 99.36% of their assets, respectively, in U.S.-based companies. With respect to value-oriented investments, as of June 30, 2018, the Existing Portfolio invested 18.56% of its asset in value stocks, while the Replacement Portfolio invested 5.13% of its assets in value stocks. Nonetheless, Morningstar currently categorizes each Portfolio as a large-cap growth domestic stock fund, which further reflects each Portfolio’s focus on growth-oriented investments in large-capitalization companies. The average market capitalizations of the companies in which the Existing Portfolio and the Replacement Portfolio were invested as of June 30, 2018, were respectively $96.09 billion and $84.13 billion, the Existing Portfolio’s average market capitalization being well within the market capitalization range of the companies included in the Russell 1000® Growth Index, the index used by the Replacement Portfolio to identify large-capitalization companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of June 30, 2018 were approximately $20.36 billion. The proposed Substitution will involve approximately $423 million of the net assets of the Existing Portfolio’s Service Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio		Replacement Portfolio
	Fidelity VIP Contrafund Portfolio		Guardian Large Cap Disciplined Growth VIP Fund
Share Class	Service Class 2		—
Management Fee	0.54%		0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%		0.25%
Other Expenses	0.08%		1.21%
Total Annual Operating Expenses	0.87%		2.08%
Fee Waiver / Expense Reimbursement	N/A		(1.21%)*
Net Annual Operating Expenses	0.87%		0.87%
Management Fee Breakpoint Schedule	Annual management fee is the sum of the Group Fee Rate and the Individual Fund Fee Rate		0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m
	Group Fee Rate
	Average Group Assets (in billions)	Annualized Rate
	0 - $3.5200%
	3 - 6.4900
	6 - 9.4600
	9 - 12.4300
	12 - 15.4000
	15 - 18.3850
	18 - 21.3700
	21 - 24.3600
	24 - 30.3500
	30 - 36.3450
	36 - 42.3400
	42 - 48.3350
	48 - 66.3250
	66 - 84.3200
	84 - 102.3150
	102 - 138.3100
	138 - 174.3050
	174 - 210.3000
	210 - 246.2950
	246 - 282.2900
	282 - 318.2850
	318 - 354.2800
	354 - 390.2750
	390 - 426.2700
	426 - 462.2650
	462 - 498.2600
	498 - 534.2550
	534 - 587.2500
	587 - 646.2463
	646 - 711.2426
	711 - 782.2389
	782 - 860.2352
	860 - 946.2315

946 - 1,041.2278
1,041 - 1,145.2241
1,145 - 1,260.2204
1,260 - 1,386.2167
1,386 - 1,525.2130
1,525 - 1,677.2093
1,677 - 1,845.2056
1,845 – 2,030.2019
Over 2,030.1982

Individual Fund Fee Rate 0.3000%
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*

Under an expense limitation agreement, Park Avenue, the Portfolio’s investment manager, has contractually agreed through April 30, 2019 to waive certain fees and/or reimburse certain expenses incurred by the Portfolio to the extent necessary to limit the Portfolio’s Net Annual Operating Expenses to 0.87% of the Portfolio’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the board of trustees, may be terminated only upon approval of the board of trustees, and is subject to Park Avenue’s recoupment rights. Park Avenue may be entitled to recoupment of previously waived fees and reimbursed expenses from the Portfolio for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

This expense limitation agreement is separate and apart from any applicable Expense Cap under this Application. To the extent that either Expense Cap applicable to the Replacement Portfolio (which would apply for the life of affected Contracts under Substitution Nos. 1 and 2 after the Substitution Date) caps the Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than this or any other contractual expense limitation agreement between Park Avenue and the Trust, such contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap.

Performance History (as of September 30, 2018)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Fidelity VIP Contrafund Portfolio
Service Class 2	16.64%	15.95%	12.49%	11.41%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	17.91%	17.31%	13.95%	11.97%
Replacement Portfolio – Guardian Large Cap Disciplined Growth VIP Fund
Guardian Large Cap Disciplined Growth VIP Fund	27.79%	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	26.30%	20.55%	16.58%	14.31%

Contracts Affected

Contract ID Nos. of Contracts Affected
Fidelity VIP Contrafund Portfolio (Service Class 2) replaced by Guardian Large Cap Disciplined Growth VIP Fund
The Guardian Separate Account R	C000114265; C000072167; C000072168

Substitution No. 2.	AB Large Cap Growth Portfolio (Class B) replaced by Guardian Large Cap Disciplined Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio

AB Large Cap Growth Portfolio

(Class B)

Investment Adviser

AllianceBernstein L.P.

Sub-Adviser(s)

N/A

Investment Objective

The Portfolio’s investment objective is long-term growth of capital.

Principal Investment Strategies

The Portfolio invests primarily in equity securities of a limited number of large, carefully selected, high-quality U.S. companies. The Portfolio invests primarily in the domestic equity securities of companies selected by the Adviser for their growth potential within various market sectors. The Portfolio emphasizes investments in large, seasoned companies. Under normal circumstances, the Portfolio will invest at least 80% of its net assets in common stocks of large-capitalization companies.

For these purposes, “large-capitalization companies” are those that, at the time of investment, have market capitalizations within the range of market capitalizations of companies appearing in the Russell 1000 Growth Index. While the market capitalizations of companies in the Russell 1000 Growth Index ranged from approximately $1.2 billion to $861 billion as of December 31, 2017, the Portfolio normally will invest in common stocks of companies with market capitalizations of at least $5 billion at the time of purchase.

The Adviser expects that normally the Portfolio’s portfolio will tend to emphasize investments in securities issued by U.S. companies, although it may invest in foreign securities.

The Adviser allocates the Portfolio’s investments among broad sector groups based on the fundamental company research conducted by the Adviser’s internal research staff, assessing the current and forecasted investment opportunities and conditions, as well as diversification and risk considerations. The Adviser may vary the percentage allocations among market sectors and may change the market sectors in which the Portfolio invests as companies’ potential for growth within a sector matures and new trends for growth emerge.

The Adviser’s research focus is on companies with high sustainable growth prospects, high or improving return on invested capital, transparent business models, and strong and lasting competitive advantages.

The Portfolio may, at times, invest in shares of exchange-traded funds, or ETFs, in lieu of making direct investments in securities. ETFs may provide more efficient and economical exposure to the types of companies and geographic locations in which the Portfolio seeks to invest than direct investments.

Replacement Portfolio

Guardian Large Cap Disciplined Growth VIP Fund

Investment Adviser

Park Avenue Institutional Advisers LLC

Sub-Adviser(s)

Wellington Management Company LLP

Investment Objective

The Fund seeks to maximize long-term growth.

Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at as companies with market capitalizations similar to companies in the Russell 1000 Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $393 million to $859 billion as of December 31, 2017.

The Fund invests primarily in the common stock of growth-oriented companies. The Fund may invest up to 20% of its total assets in foreign securities (not including American Depositary Receipts, American Depositary Shares or U.S. dollar denominated securities of foreign issuers).

The Subadviser employs a “bottom-up” approach, using fundamental analysis to identify specific securities within industries or sectors for purchase or sale. A “bottom-up” approach evaluates individual companies in the context of broader market factors. Fund construction emphasizes stock-specific risk while seeking to minimize other sources of broad market risk. The goal is a portfolio whose relative performance is not dependent on the market environment.

The Subadviser’s stock selection process is derived from its observation that the quality and persistence of a company’s business is often not reflected in its current stock price. Central to the investment process is fundamental research focused on uncovering companies with improving quality metrics, business momentum, and attractive relative valuations. The investment process is aided by a proprietary screening process that narrows the investment universe to companies that are consistent with the investment philosophy.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

The Portfolio may enter into derivatives transactions, such as options, futures contracts, forwards and swaps. The Portfolio may use options strategies involving the purchase and/or writing of various combinations of call and/or put options, including on individual securities and stock indices, futures contracts (including futures contracts on individual securities and stock indices) or shares of ETFs. These transactions may be used, for example, in an effort to earn extra income, to adjust exposure to individual securities or markets, or to protect all or a portion of the Portfolio’s portfolio from a decline in value, sometimes within certain ranges.

Principal Risks	Principal Risks

• Market Risk • Focused Portfolio Risk • Foreign (Non-U.S.) Risk • Derivatives Risk • Management Risk

•   Active Trading Risk

•   Depositary Receipts Risk

•   Equity Securities Risk

•   Foreign Investment and Currency Risk

•   Growth Investment Style Risk

•   Issuer Risk

•   Large-Capitalization Company Risk

•   Liquidity and Valuation Risk

•   Management Risk

•   Market Risk

•   Portfolio Turnover Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is long-term growth. Each Portfolio seeks to achieve its investment objective by investing primarily in common stocks of large-capitalization companies, and each Portfolio uses the Russell 1000® Growth Index to identify large-capitalization companies and as its performance benchmark. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, and Morningstar currently categorizes each Portfolio as a large-cap growth domestic stock fund. Both Portfolios utilize fundamental investment processes to make investments. In addition, each Portfolio focuses on investments in U.S. companies and may also invest in foreign companies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio may enter into derivative transactions as part of its principal investment strategies. However, as of June 30, 2018, the Existing Portfolio had no investments in derivative instruments. Despite any differences between the Portfolios, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. The Portfolios primarily invest in the same asset class, target companies with similar market capitalizations and have similar geographic focuses. Both Portfolios focus on large-capitalization stocks: as of June 30, 2018, 92.47% of the Existing Portfolio’s assets were invested in stocks, with 89.46% of those assets invested in companies Morningstar classifies as “large” or “giant”; similarly, 99.36% of the Replacement Portfolio’s assets were invested in stocks, with 82.71% of those assets invested in companies classified as “large” or “giant” by Morningstar. In addition, both Portfolios focus on investing in U.S.-based companies: as of March 31, 2018, the Existing Portfolio and Replacement Portfolio invested 92.47% and 99.36% of their assets, respectively, in U.S.-based companies. With respect to growth-oriented investments, as of June 30, 2018, the Existing Portfolio invested 83.01% of its asset in growth stocks, while the Replacement Portfolio invested 65.96% of its assets in growth stocks. Moreover, Morningstar currently categorizes each Portfolio as a large-cap growth domestic stock fund, which further reflects each Portfolio’s focus on growth-oriented investments in large-capitalization companies. The average market capitalization of the companies in which the Existing Portfolio and the Replacement Portfolio were invested as of June 30, 2018, were respectively $77.45 billion and $84.13 billion, the Existing Portfolio’s average market capitalization being well within the market capitalization range of the companies included in the Russell 1000® Growth Index, the index used by each Portfolio to identify large-capitalization companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of June 30, 2018 were approximately $476.02 million. The proposed Substitution will involve approximately $8.60 million of the net assets of the Existing Portfolio’s Class B shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	AB Large Cap Growth Portfolio	Guardian Large Cap Disciplined Growth VIP Fund
Share Class	Class B	—
Management Fee	0.60%	0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.09%	1.21%
Total Annual Operating Expenses	0.94%	2.08%
Fee Waiver / Expense Reimbursement	N/A	(1.21%)*
Net Annual Operating Expenses	0.94%	0.87%
Management Fee Breakpoint Schedule	0.60 of 1% of the first $2.5b 0.50 of 1% over $2.5b up to $5b 0.45 of 1% over $5b	0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*

Under an expense limitation agreement, Park Avenue, the Portfolio’s investment manager, has contractually agreed through April 30, 2019 to waive certain fees and/or reimburse certain expenses incurred by the Portfolio to the extent necessary to limit the Portfolio’s Net Annual Operating Expenses to 0.87% of the Portfolio’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the board of trustees, may be terminated only upon approval of the board of trustees, and is subject to Park Avenue’s recoupment rights. Park Avenue may be entitled to recoupment of previously waived fees and reimbursed expenses from the Portfolio for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

This expense limitation agreement is separate and apart from any applicable Expense Cap under this Application. To the extent that either Expense Cap applicable to the Replacement Portfolio (which would apply for the life of affected Contracts under Substitution Nos. 1 and 2 after the Substitution Date) caps the Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than this or any other contractual expense limitation agreement between Park Avenue and the Trust, such contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap.

Performance History (as of September 30, 2018)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – AB Large Cap Growth Portfolio
Class B	24.43%	19.06%	17.16%	13.89%
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	26.30%	20.55%	16.58%	14.31%
Replacement Portfolio – Guardian Large Cap Disciplined Growth VIP Fund
Guardian Large Cap Disciplined Growth VIP Fund	27.79%	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	26.30%	20.55%	16.58%	14.31%

Contracts Affected

Contract ID Nos. of Contracts Affected
AB Large Cap Growth Portfolio (Class B) replaced by Guardian Large Cap Disciplined Growth VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000023936

Substitution No. 3.	Franklin Rising Dividends VIP Fund (Class 2) replaced by Guardian Diversified Research VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Franklin Rising Dividends VIP Fund (Class 2)	Guardian Diversified Research VIP Fund

Investment Adviser	Investment Adviser

Franklin Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Putnam Investment Management, LLC

Investment Objective	Investment Objective

Long-term capital appreciation. Preservation of capital, while not a goal, is also an important consideration.	The Fund seeks capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets in equity securities of financially sound companies that have paid consistently rising dividends. The Fund invests predominantly in equity securities, mostly common stocks. Companies that have paid consistently rising dividends include those companies that currently pay dividends on their common stocks and have maintained or increased their dividend rate during the last four consecutive years.	The Fund invests mainly in common stocks (growth or value stocks or both) of U.S. large-capitalization companies that Putnam Investment Management, LLC, the Fund’s subadviser (“Subadviser”), believes have favorable investment potential. The Subadviser defines large-capitalization companies as companies with market capitalizations similar to companies in the Standard & Poor’s 500® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $2.0 billion to $869 billion as of December 31, 2017. In addition to common stocks, the Fund may invest in preferred stocks and convertible securities.

Under normal market conditions, the Fund invests at least 65% of its net assets in securities of companies that have:

•   consistently increased dividends in at least 8 out of the last 10 years and have not decreased dividends during that time;

•   increased dividends substantially (at least 100%) over the last 10 years;

•   reinvested earnings, paying out less than 65% of current earnings in dividends;

•   either long-term debt that is no more than 50% of total capitalization or senior debt that has been rated investment grade by at least one of the major bond rating organizations; and

•   attractive prices, either: (1) in the lower half of the stock’s price/earnings ratio range for the past 10 years; or (2) less than price/earnings ratio of the Standard & Poor’s® 500 Stock Index.

The Fund typically invests the rest of its assets in equity securities of companies that pay dividends but do not meet all of these criteria. The Fund may invest in companies of any size, across the entire market spectrum. Although the investment manager searches for investments that it believes to meet the criteria across all sectors, from time to time, based on economic conditions, the Fund may have significant positions in particular sectors.

The investment manager is a research driven, fundamental investor. As a “bottom-up” investor focusing primarily on individual securities, the investment manager looks for companies that it believes meet the criteria above and are fundamentally sound and attempts to acquire them at attractive prices. In following these criteria, the Fund does not necessarily focus on companies whose securities pay a high dividend rate but rather on companies that consistently increase their dividends.

The Fund may invest up to 25% of its total assets in foreign securities.

The Fund may purchase securities of companies with prices that reflect a value lower than that which the Subadviser places on the company or security, as applicable. The Subadviser may consider, among other factors, a company’s valuation, financial strength, growth potential, competitive position in its industry, projected future earnings, cash flows and dividends when deciding whether to buy or sell investments. The Subadviser may also consider other factors that it believes will likely cause the security’s price to rise.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

• Market • Dividend-Oriented Companies • Smaller and Midsize Companies • Focus • Foreign Securities (non-U.S.) • Management

•   Active Trading Risk

•   Convertible Securities Risk

•   Equity Securities Risk

•   Issuer Risk

•   Large-Capitalization Company Risk

•   Liquidity and Valuation Risk

•   Management Risk

•   Market Risk

•   Portfolio Turnover Risk

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio includes capital appreciation. Each Portfolio primarily invests in equity securities. With respect to their equity investments, each Portfolio mainly invests in common stocks, but may also invest in other equity securities such as convertible securities and preferred stock. Each Portfolio focuses on investments in the common stocks of large-capitalization companies, which is reflected in each Portfolio’s Morningstar categorization as a large-cap blend domestic stock fund. Like the Replacement Portfolio, the Existing Portfolio is not constrained to any particular investment style with respect to growth or value stocks, and each Portfolio may invest in growth stocks or value stocks or both. Each Portfolio utilizes fundamental investment processes to make investments.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Existing Portfolio includes preservation of capital as part of its investment objective, although the Replacement Portfolio’s portfolio managers also consider preservation of capital when constructing the portfolio. While the Replacement Portfolio considers dividend histories of potential portfolio companies, the Existing Portfolio’s principal investment strategies emphasize dividend histories as part of its investment process. As of June 30, 2018, the Existing Portfolio’s dividend yield was 1.96%, while the dividend yield of the Replacement Portfolio was 1.80%. The Existing Portfolio and the Replacement Portfolio had 18 equity security holdings in common as of June 30, 2018, which represented 99.27% of the Existing Portfolio’s assets, and 98.22% of the Replacement Portfolio’s assets, respectively. Unlike the Replacement Portfolio, the Existing Portfolio includes investments in foreign securities as part of its principal investment strategies. In addition, the Existing Portfolio may invest in companies of any size under its principal investment strategies, while the Replacement Portfolio invests primarily in large-capitalization companies. Despite the differences between the Portfolios, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of June 30, 2018, 99.27% of the Existing Portfolio’s assets were invested in stocks, with 78.04% of those assets invested in companies Morningstar classifies as “large” or “giant”; similarly, 98.22% of the Replacement Portfolio’s assets were invested in stocks, with 86.84% of those assets invested in companies classified as “large” or “giant” by Morningstar. Both Portfolios focus on investing in U.S.-based companies: as of June 30, 2018, the Existing Portfolio and Replacement Portfolio invested 99.23% and 90.61% of their assets, respectively, in U.S.-based companies. Moreover, as previously stated, Morningstar currently categorizes each Portfolio as a large cap blend domestic stock fund, which further reflects each Portfolio’s focus on large-capitalization companies. The average market capitalization of the companies in which the Existing Portfolio and the Replacement Portfolio were invested as of June 30, 2018, were respectively $51,256 million and $90,084 million, the Existing Portfolio’s average market capitalization being well within the market capitalization range of the companies included in the S&P 500® Index, the index used by the Replacement Portfolio to identify large-capitalization companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of June 30, 2018 were approximately $1.84 billion. The proposed Substitution will involve approximately $24.89 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Franklin Rising Dividends VIP Fund	Guardian Diversified Research VIP Fund
Share Class	Class 2	—
Management Fee	0.60%	0.60%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.02%	1.58%
Total Annual Operating Expenses	0.87%	2.43%
Fee Waiver / Expense Reimbursement	N/A	(1.41%)*
Net Annual Operating Expenses	0.87%	1.02%
Management Fee Breakpoint Schedule	0.75% up to $500m 0.625% over $500m up to $1b 0.50% over $1b to $5b 0.49% over $5b	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	0.25%

*

Under an expense limitation agreement, Park Avenue, the Portfolio’s investment manager, has contractually agreed through April 30, 2019 to waive certain fees and/or reimburse certain expenses incurred by the Portfolio to the extent necessary to limit the Portfolio’s Net Annual Operating Expenses to 1.02% of the Portfolio’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the board of trustees, may be terminated only upon approval of the board of trustees, and is subject to Park Avenue’s recoupment rights. Park Avenue may be entitled to recoupment of previously waived fees and reimbursed expenses from the Portfolio for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

This expense limitation agreement is separate and apart from any applicable Expense Cap under this Application. To the extent that the Expense Cap applicable to the Replacement Portfolio caps the Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than this or any other contractual expense limitation agreement between Park Avenue and the Trust, such contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the expense cap. Based on the Portfolios’ net annual operating expenses set forth in the table above, this expense limitation agreement would have no practical impact on the Replacement Portfolio because the Expense Cap applicable to Substitution No. 3 (which would apply for two years after the Substitution Date) would cap the Replacement Portfolio’s net annual operating expenses at 0.87%, which is lower than the 1.02% limit under this expense limitation agreement.

Performance History (as of September 30, 2018)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Franklin Rising Dividends VIP Fund
Class 2	15.35%	17.48%	11.42%	11.32%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	17.91%	17.31%	13.95%	11.97%
Replacement Portfolio – Guardian Diversified Research VIP Fund
Guardian Diversified Research VIP Fund	15.03%	N/A	N/A	N/A
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	17.91%	17.31%	13.95%	11.97%

Contracts Affected

Contract ID Nos. of Contracts Affected
Franklin Rising Dividends VIP Fund (Class 2) replaced by Guardian Diversified Research VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000023936

Substitution No. 4.	BlackRock Capital Appreciation V.I. Fund (Class III) replaced by Guardian Large Cap Fundamental Growth VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

BlackRock Capital Appreciation V.I. Fund (Class III)	Guardian Large Cap Fundamental Growth VIP Fund

Investment Adviser	Investment Adviser

BlackRock Advisors, LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	ClearBridge Investments, LLC

Investment Objective	Investment Objective

The investment objective of the BlackRock Capital Appreciation V.I. Fund (the “Fund”) is to seek long-term growth of capital.	The Fund seeks long-term growth of capital.

Principal Investment Strategies	Principal Investment Strategies

The Fund will seek to achieve its investment objective by investing primarily in a diversified portfolio consisting primarily of common stock of U.S. companies that Fund management believes have shown above-average growth rates in earnings over the long-term. In other words, Fund management tries to choose investments that will increase in value over the long term. The Fund will generally invest at least 65% of its total assets in the following equity securities:

•   Common stock;

•   Convertible preferred stock;

•   Securities convertible into common stock; and

•   Rights to subscribe to common stock.

Of these securities the Fund generally seeks to invest primarily in common stock.

The Fund may invest in companies of any size but emphasizes investments in companies that have medium to large stock market capitalizations (currently, approximately $2 billion or more).

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in equity securities, or other investments with similar economic characteristics, of U.S. large-capitalization companies. ClearBridge Investments, LLC, the Fund’s subadviser (“Subadviser”), defines large-capitalization companies as those companies with market capitalizations similar to companies in the Russell 1000® Growth Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $393 million to $859 billion as of December 31, 2017.

The Fund may invest in foreign securities, either directly or through depositary receipts.

The Subadviser emphasizes individual security selection while diversifying the Fund’s investments across industries, which is intended to reduce risk. The Subadviser attempts to identify established large-capitalization companies with the highest growth potential. The Subadviser then analyzes each company in detail, ranking its management, strategy, and competitive market position. Finally, the Subadviser attempts

Convertible securities generally are debt securities or preferred stock that may be converted into common stock. Convertible securities typically pay current income as either interest (debt security convertibles) or dividends (preferred stock). A convertible’s value usually reflects both the stream of current income payments and the market value of the underlying common stock. The Fund may purchase securities pursuant to the exercise of subscription rights, which allow an issuer’s existing shareholders to purchase additional common stock at a price substantially below the market price of the shares.	to identify the best values available among the growth companies identified. The core holdings of the Fund will be large-capitalization companies that are dominant in their industries, have good longer term growth prospects, and have a history of performance. In selecting individual companies for investment, the Subadviser looks primarily for: favorable earnings prospects; technological innovation; industry dominance; competitive products and services; global scope; long-term operating history; consistent and sustainable long-term growth in earnings per share; strong cash flow; high return on equity; strong financial condition; and experienced and effective management. The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

• Convertible Securities Risk • Equity Securities Risk • Investment Style Risk • Market Risk and Selection Risk • Mid Cap Securities Risk • Preferred Securities Risk

•   Active Trading Risk

•   Depositary Receipts Risk

•   Equity Securities Risk

•   Foreign Investment and Currency Risk

•   Growth Investment Style Risk

•   Issuer Risk

•   Large-Capitalization Company Risk

•   Liquidity and Valuation Risk

•   Management Risk

•   Market Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is long-term growth of capital. Each Portfolio seeks to achieve its investment objective by primarily investing in the equity securities of U.S. companies. Like the Replacement Portfolio, the Existing Portfolio focuses on growth-oriented investments in large-capitalization companies, and Morningstar currently categorizes each Portfolio as a large-cap growth domestic stock fund. Each Portfolio uses fundamental investment processes to make investments.9 Also, each Portfolio uses the Russell 1000® Growth Index as a performance benchmark, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Unlike the Replacement Portfolio, the Existing Portfolio lists convertible securities, preferred stock, and rights as part of its principal investment strategies. However, the Replacement Portfolio also may invest in such equity securities. As of June 30, 2018, neither Portfolio invested in those types of equity securities. Also, while the Replacement Portfolio primarily invests in large-capitalization companies

[9]	See BlackRock Variable Series Funds, Inc. (File Nos. 811-03290; 002-74452), Post-Effective Amendment pursuant to Rule 485(b) under the 1933 Act (Form N-1A) (April 23, 2018).

as part of its principal investment strategies, the Existing Portfolio may invest in companies of any size, although it emphasizes investments in medium to large-capitalization companies. Despite any differences between them, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of June 30, 2018, 98.31% of the Existing Portfolio’s assets were invested in stocks, with 89.11% of those assets invested in companies Morningstar classifies as “large” or “giant”; similarly, 98.47% of the Replacement Portfolio’s assets were invested in stocks, with 92.12% of those assets invested in companies classified as “large” or “giant” by Morningstar. Also, the Existing Portfolio does not include investments in foreign companies as part of its principal investment strategies like the Replacement Portfolio, but the Existing Portfolio also has the flexibility to invest in foreign securities. As of June 30, 2018, the Existing Portfolio invested 96.26% and 3.15% of its assets in stocks of U.S. and non-U.S. companies, respectively, and the Replacement Portfolio invested 94.58% and 3.89% of its assets in stocks of U.S. and non-U.S. companies, respectively. Morningstar currently categorizes each Portfolio as a large-cap growth domestic stock fund, which further reflects each Portfolio’s focus on growth-oriented investments in large capitalization companies. The average market capitalization of the companies in which the Existing Portfolio and the Replacement Portfolio were invested as of June 30, 2018, were respectively $127.15 billion and $106.70 billion, the Existing Portfolio’s average market capitalization being well within the market capitalization range of the companies included in the Russell 1000® Growth Index, the index used by the Replacement Portfolio to identify large capitalization companies.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of June 30, 2018 were approximately $317.81 million. The proposed Substitution will involve approximately $97.74 million of the net assets of the Existing Portfolio’s Class III shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	BlackRock Capital Appreciation V.I. Fund	Guardian Large Cap Fundamental Growth VIP Fund
Share Class	Class III	—
Management Fee	0.65%[1]	0.62%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.27%	1.08%
Total Annual Operating Expenses	1.17%	1.95%
Fee Waiver / Expense Reimbursement	(0.12%)[2]	(0.94%)*
Net Annual Operating Expenses	1.05%	1.01%
Management Fee Breakpoint Schedule	Up to $1b – 0.65% > $1b to $3b – 0.61% > $3b to $5b – 0.59% > $5b to $10b – 0.57% > $10b – 0.55%	0.62% up to $100m 0.57% from $100m to $300m 0.52% from $300m to $500m 0.50% over $500m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

[1]

BlackRock Advisors, LLC has contractually agreed to waive the management fee with respect to any portion of the Portfolio’s assets estimated to be attributable to investments in other equity and fixed-income mutual funds and exchange-traded funds managed by BlackRock Advisors, LLC or its affiliates that have a contractual management fee, through April 30, 2019. The contractual agreement may be terminated upon 90 days’ notice by a majority of the non-interested directors of BlackRock Variable Series Funds, Inc. or by a vote of a majority of the outstanding voting securities of the Portfolio.

[2]

BlackRock Advisors, LLC has contractually agreed to waive and/or reimburse fees or expenses in order to limit Net Annual Operating Expenses (excluding dividend expense, interest expense, acquired fund fees and expenses and certain other Portfolio expenses) to 1.50% (for Class III Shares) of average daily net assets through April 30, 2019. BlackRock Advisors, LLC has also contractually agreed to reimburse fees in order to limit certain operational and recordkeeping fees to 0.08% (for Class III Shares) of average daily net assets through April 30, 2019. Each of these contractual agreements may be terminated upon 90 days’ notice by a majority of the non-interested directors or by a vote of a majority of the outstanding voting securities of the Portfolio.

*

Under an expense limitation agreement, Park Avenue, the Portfolio’s investment manager, has contractually agreed through April 30, 2019 to waive certain fees and/or reimburse certain expenses incurred by the Portfolio to the extent necessary to limit the Portfolio’s Net Annual Operating Expenses to 1.01% of the Portfolio’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the board of trustees, may be terminated only upon approval of the board of trustees, and is subject to Park Avenue’s recoupment rights. Park Avenue may be entitled to recoupment of previously waived fees and reimbursed expenses from the Portfolio for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

This expense limitation agreement is separate and apart from any applicable Expense Cap under this Application. To the extent that the Expense Cap applicable to the Replacement Portfolio (which would apply for two years after the Substitution Date) caps the Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than this or any other contractual expense limitation agreement between Park Avenue and the Trust, such contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap.

Performance History (as of September 30, 2018)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – BlackRock Capital Appreciation V.I. Fund
Class III	30.42%	20.24%	15.89%	12.42%
S&P 500® Index (reflects no deduction for fees, expenses or taxes)	17.91%	17.31%	13.95%	11.97%
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	26.30%	20.55%	16.58%	14.31%
Replacement Portfolio – Guardian Large Cap Fundamental Growth VIP Fund
Guardian Large Cap Fundamental Growth VIP Fund	21.39%	N/A	N/A	N/A
Russell 1000® Growth Index (reflects no deduction for fees, expenses or taxes)	26.30%	20.55%	16.58%	14.31%

Contracts Affected

Contract ID Nos. of Contracts Affected
BlackRock Capital Appreciation V.I. Fund (Class III) replaced by Guardian Large Cap Fundamental Growth VIP Fund
The Guardian Separate Account R	C000072167; C000072168

Substitution No. 5.	Invesco V.I. Small Cap Equity Fund (Series II) replaced by Guardian Small Cap Core VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Small Cap Equity Fund (Series II)	Guardian Small Cap Core VIP Fund

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	N/A

Investment Objective	Investment Objective

The Fund’s investment objective is long-term growth of capital.	The Fund seeks capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small-capitalization issuers. The principal type of equity securities in which the Fund invests is common stock.

The Fund considers an issuer to be a small-capitalization issuer if it has a market capitalization, at the time of purchase, no larger than the largest capitalized issuer included in the Russell 2000® Index during the most recent 11-month period (based on month-end data) plus the most recent data during the current month. As of December 31, 2017, the capitalization of companies in the Russell 2000® Index ranged from $14 million to $9.4 billion.

The Fund may also invest up to 25% of its net assets in foreign securities.

In selecting investments, the portfolio managers utilize a disciplined portfolio construction process that aligns the Fund with the S&P SmallCap 600® Index, which the portfolio managers believe represents the small cap core asset class. The security selection process is based on a three-step process that includes fundamental, valuation and timeliness analysis.

•   Fundamental analysis involves building a series of financial models, as well as conducting in-depth interviews with management. The goal is to find high quality, fundamentally sound issuers operating in an attractive industry

•   Valuation analysis focuses on identifying attractively valued securities given their growth potential over a one- to two-year horizon

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in common stocks of small capitalization companies or in other investments that ClearBridge Investments LLC (the “Subadviser”) believes have similar economic characteristics to such common stocks. The Subadviser defines small capitalization companies as those companies with market capitalizations similar to companies in the Russell 2000® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $22 million to $9.5 billion as of December 31, 2017.

The Fund may invest up to 20% of its net assets in equity securities of companies the Subadviser considers to be “special situations” at the time of purchase. The Subadviser defines special situations as companies undergoing unusual or possibly one-time developments that, in the opinion of the Subadviser, make them attractive for investment. These companies may be experiencing short-term or temporary changes in their prospects (e.g., reorganizations or restructurings in connection with bankruptcy proceedings) and their stock prices, in the opinion of the Subadviser, may be currently undervalued by the market. The Subadviser follows a value discipline in selecting securities, and therefore seeks to purchase securities at discounts to the Subadviser’s assessment of their intrinsic value. The Fund may invest in American depositary receipts (ADRs) and foreign equity securities, including up to 20% of its assets in securities of emerging market issuers.

Although the Fund may invest in both growth and value stocks, the Subadviser seeks to identify companies where stock prices and valuation diverge and uncover those securities that, in the Subadviser’s opinion, have a high

•   Timeliness analysis is used to help identify the “timeliness” of a purchase. In this step, relative price strength, trading volume characteristics, and trend analysis are reviewed for signs of deterioration. If a security shows signs of deterioration, it will not be considered as a candidate for the portfolio

The portfolio managers consider selling a security if the investment thesis for owning the security is no longer valid, the stock reaches its price target or timeliness factors indicate that the risk/return characteristics of the stock as viewed in the market are no longer attractive.

probability of outperforming expectations and a valuation that the Subadviser believes is intrinsically higher than its current stock price. The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks, or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

• Foreign Securities Risk • Management Risk • Market Risk • Small- and Mid-Capitalization Companies Risks

•   Active Trading Risk

•   Depositary Receipts Risk

•   Emerging Markets Risk

•   Equity Securities Risk

•   Foreign Investment and Currency Risk

•   Issuer Risk

•   Liquidity and Valuation Risk

•   Management Risk

•   Market Risk

•   Mid-Capitalization Company Risk

•   New/Small Fund Risk

•   Small-Capitalization Company Risk

•   Special Situations Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio includes growth of capital / capital appreciation. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in the equity securities of small-capitalization U.S. companies, and each Portfolio primarily invests in common stocks. The market capitalization ranges targeted by the Portfolios are identical, as each Portfolio seeks to invest in companies with market capitalizations similar to the companies included in the Russell 2000® Index. Both the Existing Portfolio and the Replacement Portfolios focus on investments in U.S. companies, and include investments in foreign companies as part of their principal investment strategies. Each Portfolio uses fundamental investment processes to make investments. Also, each Portfolio uses the Russell 2000® Index as a performance benchmark, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Existing Portfolio seeks to construct a portfolio that aligns with the S&P SmallCap 600® Index, a small-cap domestic stock fund index similar to the Russell 2000® Index. While each Portfolio may invest in foreign securities, only the Replacement Portfolio includes investments in emerging market issuers as part of its stated principal investment strategies.10 Also, only the Replacement Portfolio includes the ability to invest in companies considered to be in “special situations” as part of its principal investment strategies. Nonetheless, the Section 26 Applicants believe that the Portfolios’ investment profiles are

[10]

But see AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (File Nos. 811-07452; 033-57340), Definitive Materials pursuant to Rule 497 under the 1933 Act (Oct. 10, 2018), defining the Existing Portfolio’s ability to invest in foreign securities as including the ability to invest up to 5% of its net assets in developing and emerging market countries.

substantially similar, as they primarily invest in the same asset class, target substantially similar market capitalization ranges, and have similar geographic focuses, and the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. Morningstar currently categorizes the Existing Portfolio as a small-cap domestic stock fund. As of June 30, 2018, 97.24% of the Existing Portfolio’s assets were invested in stocks and 37.87% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “small” or “micro.” Both the Existing Portfolio and the Replacement Portfolio consider an issuer to be a small-capitalization issuer if it has a market capitalization similar to the market capitalization of companies in the Russell 2000® Index at the time of purchase. Also, as of June 30, 2018, the Existing Portfolio invested 95.50% and 1.74% of its equity assets in U.S.-based and foreign companies, respectively. And, as previously stated, the market capitalization ranges targeted by the Portfolios are identical, as each Portfolio seeks to invest in companies with market capitalizations similar to the companies included in the Russell 2000® Index. This information evidences that the Existing Portfolio focuses on investments in small-capitalization U.S. companies in a manner substantially similar to the Replacement Portfolio once it begins operations.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of June 30, 2018 were approximately $296.60 million. The proposed Substitution will involve approximately $50.85 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Small Cap Equity Fund	Guardian Small Cap Core VIP Fund
Share Class	Series II	—
Management Fee	0.74%	0.69%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.23%	0.11%*
Total Annual Operating Expenses	1.22%	1.05%
Management Fee Breakpoint Schedule	0.745% of the first $250m 0.73% of the next $250m 0.715% of the next $500m 0.70% of the next $1.5b 0.685% of the next $2.5b 0.67% of the next $2.5b 0.655% of the next $2.5b 0.64% over $10b	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Other expenses are based on estimates for the current fiscal year.

Performance History (as of September 30, 2018)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Invesco V.I. Small Cap Equity Fund
Series II	11.49%	11.98%	7.53%	9.12%
S&P 500® Index (reflects no deductions for fees, expenses or taxes)	17.91%	17.31%	13.95%	11.97%
Russell 2000® Index (reflects no deductions for fees, expenses or taxes)	15.24%	17.21%	11.07%	11.11%
Lipper VUF Small-Cap Core Funds Index (reflects no deductions for fees, expenses or taxes)	13.32%	16.26%	10.53%	10.83%
Replacement Portfolio – Guardian Small Cap Core VIP Fund
Guardian Small Cap Core VIP Fund	N/A	N/A	N/A	N/A
Russell 2000® Index (reflects no deduction for fees, expenses or taxes)	15.24%	17.12%	11.07%	11.11%

Contracts Affected

Contract ID Nos. of Contracts Affected
Invesco V.I. Small Cap Equity Fund (Series II) replaced by Guardian Small Cap Core VIP Fund
The Guardian Separate Account R	C000114265; C000072167; C000072168

Substitution No. 6.	Oppenheimer Main Street Small Cap Fund/VA (Service Shares) replaced by Guardian Small Cap Core VIP Fund*

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Oppenheimer Main Street Small Cap Fund/VA (Service Shares)	Guardian Small Cap Core VIP Fund

Investment Adviser	Investment Adviser

OFI Global Asset Management, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

OppenheimerFunds, Inc.	N/A

Investment Objective	Investment Objective

The Fund seeks capital appreciation.	The Fund seeks capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal market conditions, the Fund will invest at least 80% of its net assets, including any borrowings for investment purposes, in securities of “small-cap” companies. A company’s “market capitalization” is the value of its outstanding common stock. The Fund considers small-cap companies to be those having a market capitalization in the	Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in common stocks of small capitalization companies or in other investments that ClearBridge Investments LLC (the “Subadviser”) believes have similar economic characteristics to such common stocks.

*

On October 18, 2018, Massachusetts Mutual Life Insurance Company, an indirect corporate parent of OppenheimerFunds, Inc. and certain of its subsidiaries, announced that it has entered into an agreement whereby Invesco Ltd. will acquire OppenheimerFunds, Inc. (the “Transaction”). In connection with the Transaction, a proxy statement has been submitted to shareholders of the Oppenheimer Main Street Small Cap Fund/VA (Service Shares) and the Oppenheimer Global Strategic Income Fund/VA (Service Shares) (the “Target Funds”). See AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Definitive Materials (497) (Feb. 19, 2019) (File No. 333-229243). The proxy statement requests shareholder approval to reorganize (i) the Oppenheimer Main Street Small Cap Fund/VA (Service Shares) into the Invesco Oppenheimer V.I. Main Street® Small Cap Fund (Series II) and (ii) the Oppenheimer Global Strategic Income Fund/VA (Service Shares) into the Invesco Oppenheimer V.I. Global Strategic Income Fund (Series II). As described in the proxy statement, each of the Invesco funds referenced above (the “Acquiring Funds”) is “a newly organized shell fund created to acquire the assets and assume the accrued liabilities of the corresponding [Target Fund],” and no funds other than the Target Funds would be acquired by the Acquiring Funds as part of the Transaction. In that regard, each Acquiring Fund does not currently have any operating or performance history, and would be a continuation of its Target Fund within a different fund complex once it commences operations. Each Acquiring Fund has the same investment objectives and substantially similar principal investment strategies and risks as its Target Fund. The fee structure (including management and Rule 12b-1 fees) of each Acquiring Fund is identical to its Target Fund. As disclosed in the proxy statement and the Acquiring Funds’ current prospectuses as of the date of this Application, the net expense ratio of the Invesco Oppenheimer V.I. Main Street® Small Cap Fund (Series II) is identical to the Oppenheimer Main Street Small Cap Fund/VA (Service Shares), and the net expense ratio of the Invesco Oppenheimer V.I. Global Strategic Income Fund (Series II) is 0.02% lower than the net expense ratio of the Oppenheimer Global Strategic Income Fund/VA (Service Shares). The same portfolio management team that manages each Target Fund will manage the corresponding Acquired Fund. The Acquiring Funds will not commence operations unless and until the reorganizations occur, and when the Acquiring Funds do commence operations, they would continue the historical performance information of their Target Funds. In light of each Acquiring Fund being a continuation of its Target Fund, if the reorganizations are approved and occur prior to the Substitutions, the Applicants intend to rely on the requested order of approval to substitute the Acquiring Funds as if they were Existing Funds under Substitution Nos. 6 and 12, and such substitutions would be performed in accordance with the policies and procedures and conditions set forth in this Application. As of the date of this Application, shareholders of the Target Funds had yet to vote on the reorganizations.

range of the Russell 2000® Index. The capitalization range of that index is subject to change at any time due to market activity or changes in the composition of the index. The range of the Russell 2000® Index generally widens over time and it is reconstituted annually to preserve its market cap characteristics. The Fund measures a company’s capitalization at the time the Fund buys a security and is not required to sell a security if the company’s capitalization moves outside of the Fund’s capitalization definition. Although the Fund mainly invests in U.S. companies, it can invest in securities issued by companies or governments in any country. The Fund primarily invests in common stock but may also invest in other types of securities that are consistent with its investment objective.

The portfolio managers use fundamental research to select securities for the Fund’s portfolio. While the process may change over time or vary in particular cases, in general the selection process currently uses a fundamental approach in analyzing issuers on factors such as a company’s financial performance, competitive strength and prospects, industry position, and business model and management strength, industry outlook market trends and general economic conditions may also be considered.

The Fund aims to maintain a broad diversification across all major economic sectors. The portfolio is constructed and regularly monitored based upon several analytical tools, including quantitative investment models. Quantitative models are used as part of the idea generation process to rank securities within each sector to identify potential buy and sell candidates for further fundamental analysis.

In constructing the portfolio, the Fund seeks to limit exposure to so-called “top-down” or “macro” risks, such as overall stock market movements, economic cycles, and interest rate or currency fluctuations. Instead, the portfolio managers seek to add value by selecting individual securities with superior company-specific fundamental attributes or relative valuations that they expect to outperform their industry and sector peers. This is commonly referred to as a “bottom-up” approach to portfolio construction.

The portfolio managers consider stock rankings, benchmark weightings and capitalization outlooks in determining security weightings for individual issuers. The portfolio managers might sell a security if the price is approaching their price target, if the company’s competitive position has deteriorated or the company’s management has performed poorly, or if they have identified more attractive investment prospects.

The Subadviser defines small capitalization companies as those companies with market capitalizations similar to companies in the Russell 2000® Index (the “Index”) at the time of purchase. Although expected to change frequently, the market capitalization range of the Index was approximately $22 million to $9.5 billion as of December 31, 2017.

The Fund may invest up to 20% of its net assets in equity securities of companies the Subadviser considers to be “special situations” at the time of purchase. The Subadviser defines special situations as companies undergoing unusual or possibly one-time developments that, in the opinion of the Subadviser, make them attractive for investment. These companies may be experiencing short-term or temporary changes in their prospects (e.g., reorganizations or restructurings in connection with bankruptcy proceedings) and their stock prices, in the opinion of the Subadviser, may be currently undervalued by the market. The Subadviser follows a value discipline in selecting securities, and therefore seeks to purchase securities at discounts to the Subadviser’s assessment of their intrinsic value. The Fund may invest in American depositary receipts (ADRs) and foreign equity securities, including up to 20% of its assets in securities of emerging market issuers.

Although the Fund may invest in both growth and value stocks, the Subadviser seeks to identify companies where stock prices and valuation diverge and uncover those securities that, in the Subadviser’s opinion, have a high probability of outperforming expectations and a valuation that the Subadviser believes is intrinsically higher than its current stock price. The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks, or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

• Risks of Investing in Stocks • Industry and Sector Focus • Risks of Small-Cap Companies • Risk of Quantitative Models	• Active Trading Risk • Depositary Receipts Risk • Emerging Markets Risk • Equity Securities Risk • Foreign Investment and Currency Risk • Issuer Risk • Liquidity and Valuation Risk
• Management Risk • Market Risk • Mid-Capitalization Company Risk • New/Small Fund Risk • Small-Capitalization Company Risk • Special Situations Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is capital appreciation. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in the equity securities of small-capitalization U.S. companies, and each Portfolio primarily invests in common stocks. The market capitalization ranges targeted by the Portfolios are identical, as each Portfolio seeks to invest in companies with market capitalizations similar to the companies included in the Russell 2000® Index. Both the Existing Portfolio and the Replacement Portfolios focus on investments in U.S. companies, and include investments in foreign companies as part of their principal investment strategies. Each Portfolio uses fundamental investment processes to make investments. Also, each Portfolio uses the Russell 2000® Index as its performance benchmark, which further reflects the similarities in the Portfolios’ principal investment strategies.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. While each Portfolio may invest in foreign securities, only the Replacement Portfolio expressly includes investments in emerging market issuers as part of its principal investment strategies, although the Existing Portfolio may invest in companies or governments in any country. Also, only the Replacement Portfolio includes the ability to invest in companies considered to be in “special situations” as part of its principal investment strategies. Despite any differences between the Portfolios, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar, as they primarily invest in the same asset class, target substantially similar market capitalization ranges, and have similar geographic focuses, and the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. Morningstar currently categorizes the Existing Portfolio as a small-cap domestic stock fund. As of June 30, 2018, 99.56% of the Existing Portfolio’s assets were invested in stocks and 62.50% of the Existing Portfolio’s assets were invested in securities of companies Morningstar classifies as “small” or “micro.” Both the Existing Portfolio and the Replacement Portfolio consider an issuer to be a small-capitalization issuer if it has a market capitalization similar to the market capitalization of companies in the Russell 2000® Index at the time of purchase. Also, as of June 30, 2018, the Existing Portfolio invested 98.88% and 0.68% of its equity assets in U.S.-based and foreign companies, respectively. And, as previously stated, the market capitalization ranges targeted by the Portfolios are identical, as each Portfolio seeks to invest in companies with market capitalizations similar to the companies included in the Russell 2000® Index. This information evidences that the Existing Portfolio focuses on investments in small-capitalization U.S. companies in a manner substantially similar to the Replacement Portfolio once it begins operations.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of June 30, 2018 were approximately $1.09 billion. The proposed Substitution will involve approximately $231.56 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Oppenheimer Main Street Small Cap Fund/VA	Guardian Small Cap Core VIP Fund
Share Class	Service Shares	—
Management Fee	0.68%	0.69%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.14%	0.11%*
Total Annual Operating Expenses	1.07%	1.05%
Fee Waiver / Expense Reimbursement	(0.02%)[1]	N/A
Net Annual Operating Expenses	1.05%	1.05%
Management Fee Breakpoint Schedule	0.75% of the first $200m 0.72% of the next $200m 0.69% of the next $200m 0.66% of the next $200m 0.60% of the next $200m 0.58% of the next $4b 0.56% over $5b	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

[1]

The investment manager has contractually agreed to waive fees and/or reimburse the Portfolio for certain expenses in order to limit Net Annual Operating Expenses (excluding any applicable dividend expense, taxes, interest and fees from borrowing, any subsidiary expenses, acquired fund fees and expenses, brokerage commissions, unusual and infrequent expenses and certain other Portfolio expenses) to an annual rate of 1.05% for Service Shares as calculated on the daily net assets of the Portfolio. This fee waiver and/or expense reimbursement may not be amended or withdrawn for one year from the date disclosed in the prospectus, unless approved by the board.

*	Other expenses are based on estimates for the current fiscal year.

Performance History (as of September 30, 2018)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Oppenheimer Main Street Small Cap Fund/VA
Service Shares	13.67%	15.60%	10.90%	12.00%
Russell 2000® Index (reflects no deductions for fees, expenses or taxes)	15.24%	17.12%	11.07%	11.11%
Replacement Portfolio – Guardian Small Cap Core VIP Fund
Guardian Small Cap Core VIP Fund	N/A	N/A	N/A	N/A
Russell 2000® Index (reflects no deduction for fees, expenses or taxes)	15.24%	17.12%	11.07%	11.11%

Contracts Affected

Contract ID Nos. of Contracts Affected
Oppenheimer Main Street Small Cap Fund/VA (Service Shares) replaced by Guardian Small Cap Core VIP Fund
The Guardian Separate Account R	C000114265; C000072167; C000072168

Substitution No. 7.	MFS® Utilities Series (Service Class) replaced by Guardian Global Utilities VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

MFS® Utilities Series (Service Class)	Guardian Global Utilities VIP Fund

Investment Adviser	Investment Adviser

Massachusetts Financial Services Company	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	Wellington Management Company, LLP

Investment Objective	Investment Objective

The fund’s investment objective is to seek total return.	The Fund seeks total return.

Principal Investment Strategies	Principal Investment Strategies

MFS (Massachusetts Financial Services Company, the fund’s investment adviser) normally invests at least 80% of the fund’s net assets in securities of issuers in the utilities industry. MFS considers a company to be in the utilities industry if, at the time of investment, MFS determines that a substantial portion (i.e., at least 50%) of the company’s assets or revenues are derived from one or more utilities. Issuers in the utilities industry include issuers engaged in the manufacture, production, generation, transmission, sale or distribution of electric, gas or other types of energy, water or other sanitary services; and issuers engaged in telecommunications, including telephone, cellular telephone, satellite, microwave, cable television, and other communications media (but not engaged in public broadcasting).

MFS primarily invests the fund’s assets in equity securities, but may also invest in debt instruments, including below investment grade quality debt instruments. Equity securities include common stocks, convertible securities, and other securities that represent an ownership interest (or right to acquire an ownership interest) in a company or other issuer. Debt instruments include corporate bonds and other obligations to repay money borrowed.

MFS may invest the fund’s assets in companies of any size.

MFS invests the fund’s assets in U.S. and foreign securities, including emerging market securities.

MFS normally invests the fund’s assets across different countries and regions, but MFS may invest a significant percentage of the fund’s assets in issuers in a single country or region.

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in securities of companies in the utilities industry (or utilities group of industries) worldwide. Wellington Management Company LLP (the “Subadviser”) considers a company to be in the utilities industry (or utilities group of industries) if it engages in the ownership or operation of facilities used in, or derives at least 50% of its assets or revenues from, the generation, transmission, or distribution of electricity, gas, or water. “Global securities” may include: common stock, depositary receipts, master limited partnerships (MLPs) (up to a maximum of 20% of the Fund’s net assets), preferred stock, rights, and exchange traded funds (ETFs). The Fund is non-diversified, which means that it may invest a greater portion of its assets in a more limited number of issuers than a diversified fund.

The Subadviser analyzes the competitive outlook for various industries within the utilities group of industries, identifying those industries it believes are likely to benefit from the current market environment, as well as individual opportunities within each industry. The Subadviser applies an integrated approach to portfolio management that incorporates macroeconomic, industry and company-specific factors, such as the regulatory environment, regional exposures, industry allocations, stock selection, contract pricing, and the Subadviser’s assessment of the sustainability of cash flow growth and intrinsic value. Industry weightings will reflect the Subadviser’s view as to both the macroeconomic environment and the relative attractiveness of stocks within the utilities industries. Holdings are generally diversified across the utilities group of industries, but may at times be concentrated in segments of the utilities industries (e.g., electricity, gas or water) that provide what the Subadviser considers to be the most compelling opportunities. The Subadviser will generally seek to diversify the Fund’s

While MFS may use derivatives for any investment purpose, to the extent MFS uses derivatives, MFS expects to use derivatives primarily to increase or decrease currency exposure. Derivatives include futures, forward contracts, options, and swaps.

MFS uses an active bottom-up investment approach to buying and selling investments for the fund. Investments are selected primarily based on fundamental analysis of individual issuers and instruments. Quantitative models that systematically evaluate issuers and instruments may also be considered.

For purposes of the fund’s 80% policy, net assets include the amount of any borrowings for investment purposes.

portfolio by investing in issuers located in at least three foreign countries. However, the Fund may invest a substantial portion of its assets in just one foreign country. An issuer of a security will be deemed to be located in a particular country if: (i) the principal trading market for the security is in such country; (ii) the issuer is organized under the laws of such country; or (iii) the issuer derives at least 50% of its revenues or profits from such country or has at least 50% of its total assets situated in such country. Country and regional weights are a fallout of the stock-selection process, although the Fund typically maintains exposures to all major geographic regions. Investment in emerging markets is permitted up to 25% of Fund assets. The Fund may invest in companies of any size.

Derivatives may be used to reduce risk, obtain efficient market exposure, and/or enhance investment returns, and may include swaps, forward contracts, options, currency derivatives (including currency forwards, futures, options, and spot transactions), and similar instruments or combinations thereof. Currency exposure is typically left unhedged, although hedging is permitted.

The Subadviser typically may sell investments when it believes that they no longer offer attractive future returns compared with other investment opportunities or that they present undesirable risks, or in an attempt to limit losses on investments that may decline or have declined in value.

Principal Risks	Principal Risks

•   Equity Market/Company Risk

•   Utilities Concentration Risk

•   Debt Market Risk

•   Interest Rate Risk

•   Credit Risk

•   Foreign Risk

•   Emerging Markets Risk

•   Currency Risk

•   Focus Risk

•   Derivatives Risk

•   Leveraging Risk

•   Counterparty and Third Party Risk

•   Liquidity Risk

•   Investment Selection Risk

•   Active Trading Risk

•   Concentration Risk

•   Counterparty Risk

•   Depositary Receipts Risk

•   Derivatives Risk

•   Emerging Markets Risk

•   Equity Securities Risk

•   Foreign Investment and Currency Risk

•   Forwards and Futures Contracts Risk

•   Geographic Focus Risk

•   Issuer Risk

•   Liquidity and Valuation Risk

•   Management Risk

•   Market Risk

•   Master Limited Partnerships Risk

•   New/Small Fund Risk

•   Non-Diversification Risk

• Options Risk • Other Investment Companies Risk • Small-Capitalization Company Risk • Swaps Risk • Utilities Risk

The Section 26 Applicants believe that the Portfolios involved in this proposed Substitution have substantially similar investment objectives, principal investment strategies, and principal investment risks. The investment objective of each Portfolio is total return. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in securities of companies in the utilities industry. Each Portfolio primarily invests in equity securities, including common stock. Each Portfolio invests in U.S. and foreign companies, and each Portfolio may invest in emerging market investments. Also, each Portfolio generally seeks to invest in multiple countries and regions, and each Portfolio may invest a substantial portion of its assets in a single country. In addition, each Portfolio may invest in companies of any size. Both Portfolios utilize fundamental investment processes to make investments. Furthermore, both Portfolios may utilize derivatives, including futures, forward contracts, options, and swaps, as part of their principal investment strategies. Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Existing Portfolio includes investments in debt instruments as part of its principal investment strategies, including investments in below investment grade quality debt instruments. This difference is mitigated by the fact that the Replacement Portfolio may invest in fixed income instruments as part of its principal investment strategies in the form of preferred stock.

Only the Replacement Portfolio has a global focus, although the Existing Portfolio normally invests its assets across different countries and regions. The Existing Portfolio is a diversified fund, and the Replacement Portfolio’s principal investment strategies currently disclose that the Replacement Portfolio is a non-diversified fund. However, the Replacement Portfolio will change its principal investment strategies to operate as a diversified fund prior to the proposed Substitution. Otherwise, despite the differences between the Portfolios, the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of June 30, 2018, the Existing Portfolio invested 65.29% of its assets in utilities companies. In addition, as of June 30, 2018, 97.07% of the Existing Portfolio’s equity assets were invested in stocks, with 62.07% of those assets invested in companies Morningstar classifies as “large” or “giant”; 34.52% of those assets invested in companies Morningstar classifies as “medium”; and 3.41% of those assets invested in companies Morningstar classifies as “small” or “micro.” Also, as of June 30, 2018, 62.53% and 34.54% of the Existing Portfolio’s equity assets were invested in U.S. companies and foreign companies, respectively (across 19 countries in total). This information evidences that the Existing Portfolio focuses on investments in utility companies in a manner substantially similar to the Replacement Portfolio once it begins operations.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of June 30, 2018 were approximately $1.50 billion. The proposed Substitution will involve approximately $95.01 million of the net assets of the Existing Portfolio’s Service Class shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	MFS® Utilities Series	Guardian Global Utilities VIP Fund
Share Class	Service Class	—
Management Fee	0.73%	0.73%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.07%	0.14%*
Total Annual Operating Expenses	1.05%	1.12%
Fee Waiver / Expense Reimbursement	N/A	(0.09%)**
Net Annual Operating Expenses	1.05%	1.03%
Management Fee Breakpoint Schedule	0.75% up to $1b 0.70% over $1b to $3b 0.65% over $3b	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Other expenses are based on estimates for the current fiscal year.
**

Park Avenue, the Portfolio’s investment manager, has contractually agreed through April 30, 2019 to waive certain fees and/or reimburse certain expenses incurred by the Portfolio to the extent necessary to limit the Portfolio’s Net Annual Operating Expenses to 1.03% of the Portfolio’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the board of trustees, may be terminated only upon approval of the board of trustees, and is subject to the Park Avenue’s recoupment rights. Park Avenue may be entitled to recoupment of previously waived fees and reimbursed expenses from the Portfolio for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

This expense limitation agreement is separate and apart from any applicable Expense Cap under this Application. To the extent that the Expense Cap applicable to the Replacement Portfolio (which would apply for two years after the Substitution Date) caps the Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than this or any other contractual expense limitation agreement between Park Avenue and the Trust, such contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap.

Performance History (as of September 30, 2018)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – MFS® Utilities Series
Service Class	3.93%	8.90%	5.77%	8.75%
S&P 500® Index (reflects no deductions for fees, expenses or taxes)	17.91%	17.31%	13.95%	11.97%
S&P 500® Utilities Index (reflects no deduction for fees, expenses or taxes)	2.93%	10.61%	11.06%	9.04%
Replacement Portfolio – Guardian Global Utilities VIP Fund
Guardian Global Utilities VIP Fund	N/A	N/A	N/A	N/A
S&P 500® Index (reflects no deductions for fees, expenses or taxes)	17.91%	17.31%	13.95%	11.97%

Contracts Affected

Contract ID Nos. of Contracts Affected
MFS® Utilities Series (Service Class) replaced by Guardian Global Utilities VIP Fund
The Guardian Separate Account R	C000114265; C000072167: C000072168

Substitution No. 8.	Franklin U.S. Government Securities VIP Fund (Class 2) replaced by Guardian U.S. Government Securities VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Franklin U.S. Government Securities VIP Fund (Class 2)	Guardian U.S. Government Securities VIP Fund

Investment Adviser	Investment Adviser

Franklin Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	N/A

Investment Objective	Investment Objective

Income	The Fund seeks total return with an emphasis on current income as well as capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

Under normal market conditions, the Fund invests at least 80% of its net assets in U.S. government securities. The Fund invests primarily to predominantly in fixed rate and variable rate mortgage-backed securities, a significant to substantial amount of which is in securities issued by the Government National Mortgage Association (Ginnie Maes). Ginnie Maes represent an ownership interest in mortgage loans pooled together for sale to investors to finance purchases of homes. The mortgage loans may have either fixed or adjustable interest rates. As the underlying mortgage loans are paid off, Ginnie Maes provide investors with monthly payments of interest and principal as well as any unscheduled prepayments on the underlying mortgage loans.

Ginnie Maes carry a guarantee as to the timely repayment of principal and interest that is backed by the full faith and credit of the U.S. government. The full faith and credit guarantee does not apply to the market prices and yields of the Ginnie Maes or to the net asset value or performance of the Fund, which will vary with changes in interest rates and other market conditions.

The Fund may also invest in mortgage-backed and other securities issued or guaranteed by the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Mortgage Corporation (Freddie Mac). Securities issued or guaranteed by Fannie Mae and Freddie Mac are not backed by the full faith and credit of the U.S. government, but rather are generally supported only by the creditworthiness of the issuer.

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in U.S. government securities. These investments include U.S. Treasury securities or other securities issued, guaranteed or otherwise backed by the U.S. government, its agencies, instrumentalities or government-sponsored enterprises, including bonds, notes, mortgage-backed securities and other fixed-income or debt instruments. These investments may also include securities issued by U.S. government agencies that are not backed by the full faith and credit of the U.S. government. In addition to mortgage-backed securities, the Fund may invest in other types of asset-backed securities, including commercial mortgage-backed securities, collateralized mortgage obligations and collateralized loan obligations (“CLOs”). The CLOs in which the Fund invests generally will be investment grade. The Fund may also invest in corporate debt securities and inflation-linked securities (e.g., Treasury Inflation-Protected Securities or “TIPS”).

Park Avenue Institutional Advisers LLC (the “Manager”) attempts to manage the Fund’s interest rate risk through the Manager’s management of the average duration of the investments the Fund holds in its portfolio. The Fund expects to maintain an average duration of plus or minus two years of the duration of the U.S. government securities market, as measured by the Bloomberg Barclays Intermediate U.S. Government Bond Index (which was approximately 3.80 years as of March 31, 2018).

The Fund may invest in U.S. Treasury STRIPS, bills, bonds, notes and Treasury inflation-protected securities.

Government agency or instrumentality issues have different levels of credit support. Ginnie Mae passthrough mortgage certificates are backed by the full faith and credit of the U.S. government. U.S. government-sponsored entities, such as Fannie Mae and Freddie Mac, may be chartered by Acts of Congress, but their securities are neither issued nor guaranteed by the U.S. government. Although the U.S. government has provided financial support to Fannie Mae and Freddie Mac, no assurance can be given that the U.S. government will continue to do so. Accordingly, securities issued by Fannie Mae and Freddie Mac may involve a greater risk of nonpayment of principal and interest. Investors should remember that guarantees of timely repayment of principal and interest do not apply to the market prices and yields of the securities or to the net asset value or performance of the Fund, which will vary with changes in interest rates and other market conditions.

The Fund may also invest in other U.S. government securities, which may or may not be backed by the full faith and credit of the U.S. government.

The Manager applies an active top-down and bottom-up analysis to construct the Fund’s investment portfolio. The Manager uses a blend of fundamental research and quantitative tools to evaluate global economic conditions, opportunities, and risks across different segments of the fixed income market. The Manager selects specific investments for the Fund by considering a wide variety of factors, including yield, potential for appreciation in value, the credit quality of the issuer or collateral, maturity, and the degree of perceived risk associated with a specific investment relative to the potential for favorable investment returns and to other investments. The Manager may actively rotate the Fund’s exposure to various fixed income asset classes based on its assessment of relative value.

The Fund generally will sell an investment when the Manager believes the investment is less likely to benefit from the current market and economic environment, shows signs of deteriorating fundamentals, or has reached its valuation target, among other reasons.

Principal Risks	Principal Risks

• Interest Rate Risk • Prepayment Risk • Mortgage Securities Risk • Income Risk • Credit Risk • Management Risk • Market Risk

•   Active Trading Risk

•   Collateralized Loan Obligation Risk

•   Counterparty Risk

•   Credit Risk

•   Inflation-Linked Investments Risk

•   Interest Rate Risk

•   Management Risk

•   Market Risk

•   Mortgage-Backed and Other Asset-Backed Securities Risk

•   New/Small Fund Risk

•   U.S. Government Securities Risk

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio includes income (the Existing Portfolio seeks income, and the Replacement Portfolio emphasizes income). Each Portfolio seeks to achieve its investment objective by investing at least 80% of net assets in U.S. government securities. Each Portfolio invests in securities backed by the U.S. government, its agencies, instrumentalities and government-sponsored enterprises. Each Portfolio may also invest in securities that are not backed by the full faith and credit of the U.S. government under its principal investment strategies. The securities in which each Portfolio invests under its principal investment strategies include Treasury obligations, mortgage-backed securities, bonds, notes, inflation-linked securities, and other fixed-income instruments. Additionally, each Portfolio uses the Bloomberg Barclays Intermediate U.S. Government Bond Index as a performance benchmark index, which evidences that the Portfolios’ investment strategies are substantially similar.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Replacement Portfolio discloses a target duration as part of its principal investment strategies. The Replacement Portfolio seeks to maintain an average portfolio duration of plus or minus two years of the duration of the U.S. government securities market, as measured by the Bloomberg Barclays Intermediate U.S. Government Bond Index, which was approximately 5.79 years as of June 30, 2018. Yet, as of June 30, 2018, the Existing Portfolio had an average portfolio duration of 4.68 years, which is within the average duration targeted by the Replacement Portfolio. Despite any differences between the Portfolios, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Both Portfolios primarily invest in U.S. government securities, and the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of June 30, 2018, the Existing Portfolio invested 15.56% of its assets in U.S. government securities, and 78.15% of its assets were invested in agency mortgage-backed securities. As of June 30, 2018, the Existing Portfolio invested 97.84% of its assets in fixed income securities. With respect to its fixed income assets, as of June 30, 2018, the Existing Portfolio invested 80.11% of its fixed income assets in securitized fixed-income securities (including mortgage-backed and asset-backed securities), 15.56% of its fixed income assets in non-securitized government fixed-income securities, 2.17% of its fixed income assets in corporate bonds, and 2.16% of its fixed income assets in cash equivalents. This information evidences that the Existing Portfolio focuses on investments in U.S. government securities in a manner substantially similar to the Replacement Portfolio once it begins operations.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of June 30, 2018 were approximately $1.20 billion. The proposed Substitution will involve approximately $291.95 million of the net assets of the Existing Portfolio’s Class 2 shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Franklin U.S. Government Securities VIP Fund	Guardian U.S. Government Securities VIP Fund
Share Class	Class 2	—
Management Fee	0.47%	0.47%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.03%	0.09%*
Total Annual Operating Expenses	0.75%	0.81%
Fee Waiver / Expense Reimbursement	N/A	(0.06%)**
Net Annual Operating Expenses	0.75%	0.75%
Management Fee Breakpoint Schedule	0.625% up to $100m 0.500% over $100m to $250m 0.450% over $250m to $7.5b 0.440% over $7.5b to $10b 0.430 over $10b to $12.5b 0.420% over $12.5b to $15b 0.400% over $15b	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.35%	0.25%

*	Other expenses are based on estimates for the current fiscal year.
**

Park Avenue, the Portfolio’s investment manager, has contractually agreed through April 30, 2019 to waive certain fees and/or reimburse certain expenses incurred by the Portfolio to the extent necessary to limit the Portfolio’s Net Annual Operating Expenses to 0.75% of the Portfolio’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the board of trustees, may be terminated only upon approval of the board of trustees, and is subject to the Park Avenue’s recoupment rights. Park Avenue may be entitled to recoupment of previously waived fees and reimbursed expenses from the Portfolio for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

This expense limitation agreement is separate and apart from any applicable Expense Cap under this Application. To the extent that either Expense Cap applicable to the Replacement Portfolio (which would apply for two years after the Substitution Date under Substitution Nos. 8 and 9) caps the Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than this or any other contractual expense limitation agreement between Park Avenue and the Trust, such contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap.

Performance History (as of September 30, 2018)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Franklin U.S. Government Securities VIP Fund
Class 2	(1.36%)	0.13%	0.83%	2.24%
Bloomberg Barclays Intermediate U.S. Government Bond Index (reflects no deduction for fees, expenses or taxes)	(1.18%)	0.19%	0.93%	2.22%
Lipper VIP General U.S. Government Funds Classification Average (reflects no deduction for fees, expenses or taxes)	(1.77%)	0.23%	1.47%	2.91%
Replacement Portfolio – Guardian U.S. Government Securities VIP Fund
Guardian U.S. Government Securities VIP Fund	N/A	N/A	N/A	N/A
Bloomberg Barclays Intermediate U.S. Government Bond Index (reflects no deduction for fees, expenses or taxes)	(1.18%)	0.19%	0.93%	2.22%

Contracts Affected

Contract ID Nos. of Contracts Affected
Franklin U.S. Government Securities VIP Fund (Class 2) replaced by Guardian U.S. Government Securities VIP Fund
The Guardian Separate Account R	C000114265; C000072167; C000072168

Substitution No. 9.	Invesco V.I. Government Securities Fund (Series II) replaced by Guardian U.S. Government Securities VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Invesco V.I. Government Securities Fund (Series II)	Guardian U.S. Government Securities VIP Fund

Investment Adviser	Investment Adviser

Invesco Advisers, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	N/A

Investment Objective	Investment Objective

The Fund’s investment objective is total return, comprised of current income and capital appreciation.	The Fund seeks total return with an emphasis on current income as well as capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests, under normal circumstances, at least 80% of its net assets (plus any borrowings for investment purposes) in debt securities issued, guaranteed or otherwise backed by the U.S. Government, its agencies, instrumentalities or sponsored corporations (each, a “Federal Agency”), and in derivatives and other instruments that have economic characteristics similar to such securities. These securities include: (1) direct obligations of the U.S. Treasury, including bills, notes and bonds, and (2) obligations issued or guaranteed by Federal Agencies and supported by (a) the full faith and credit of the U.S. Treasury, (b) the right of the issuer to borrow from the U.S. Treasury, or (c) the credit of the Federal Agency. The Fund primarily invests in fixed income securities of the following types: callable bonds that can be redeemed by the issuer prior to their stated maturity; bullet-maturity debt bonds with a stated maturity date; mortgage-backed securities (MBS) consisting of interests in underlying mortgages with maturities of up to thirty years; and U.S. Treasury and Federal Agency holdings.

The Fund may purchase mortgage-backed and asset-backed securities such as collateralized mortgage obligations (CMOs), collateralized loan obligations (CLOs) and collateralized debt obligations (CDOs). The Fund’s investments may include securities that do not produce immediate cash income, such as zero coupon securities and payment-in-kind securities.

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in U.S. government securities. These investments include U.S. Treasury securities or other securities issued, guaranteed or otherwise backed by the U.S. government, its agencies, instrumentalities or government-sponsored enterprises, including bonds, notes, mortgage-backed securities and other fixed-income or debt instruments. These investments may also include securities issued by U.S. government agencies that are not backed by the full faith and credit of the U.S. government. In addition to mortgage-backed securities, the Fund may invest in other types of asset-backed securities, including commercial mortgage-backed securities, collateralized mortgage obligations and collateralized loan obligations (“CLOs”). The CLOs in which the Fund invests generally will be investment grade. The Fund may also invest in corporate debt securities and inflation-linked securities (e.g., Treasury Inflation-Protected Securities or “TIPS”).

Park Avenue Institutional Advisers LLC (the “Manager”) attempts to manage the Fund’s interest rate risk through the Manager’s management of the average duration of the investments the Fund holds in its portfolio. The Fund expects to maintain an average duration of plus or minus two years of the duration of the U.S. government securities market, as measured by the Bloomberg Barclays Intermediate U.S. Government Bond Index (which was approximately 3.80 years as of March 31, 2018).

The Fund may purchase and sell securities on a when-issued and delayed delivery basis, which means that the Fund may buy or sell a security with payment and delivery taking place in the future. The Fund may also engage in “to be announced” (TBA) transactions, which are transactions in which a fund buys or sells mortgage-backed securities on a forward commitment basis. The Fund may engage in short sales of TBA mortgages, including short sales on TBA mortgages the Fund does not own.

The Fund can invest in derivative instruments, including swap contracts, options and futures contracts.

The Fund can use swap contracts, including interest rate swaps, to hedge or adjust its exposure to interest rates. The Fund can further use volatility swaps and credit default swaps to manage interest rate exposure; and total return swaps to manage interest rate and credit exposures.

The Fund can use options, including swaptions (options on swaps), to manage interest rate risk. The Fund can further use options on bond or rate futures to manage interest rate exposure.

The Fund can use futures contracts, including interest rate futures contracts, to increase or reduce exposure to changes in interest rates. The Fund can also use futures contracts, including Treasury futures, to gain exposure to the U.S. Treasury and Federal Agency MBS markets while deploying Fund assets in other securities.

The portfolio managers utilize the Bloomberg Barclays U.S. Government Index as a reference in structuring the portfolio. The portfolio managers decide on appropriate risk factors such as duration, the shape of the U.S. Treasury yield curve, Federal Agency exposure, Federal Agency MBS exposure, and Treasury Inflation-Protected Security (TIPS) exposure relative to this index. The portfolio managers then employ proprietary technology to calculate appropriate position sizes for each of these risk factors. In doing so, the portfolio managers consider recommendations from a globally interconnected team of specialist decision makers in positioning the Fund to generate alpha (return on investments in excess of the Bloomberg Barclays U.S. Government Index).

The portfolio managers generally rely upon a team of market-specific specialists for trade execution and for assistance in determining efficient ways (in terms of cost-efficiency and selection) to implement those recommendations. Although a variety of specialists provide input in the management of the Fund, the portfolio managers retain responsibility for ensuring the Fund is positioned appropriately in terms of risk exposures and position sizes.

The Manager applies an active top-down and bottom-up analysis to construct the Fund’s investment portfolio. The Manager uses a blend of fundamental research and quantitative tools to evaluate global economic conditions, opportunities, and risks across different segments of the fixed income market. The Manager selects specific investments for the Fund by considering a wide variety of factors, including yield, potential for appreciation in value, the credit quality of the issuer or collateral, maturity, and the degree of perceived risk associated with a specific investment relative to the potential for favorable investment returns and to other investments. The Manager may actively rotate the Fund’s exposure to various fixed income asset classes based on its assessment of relative value.

The Fund generally will sell an investment when the Manager believes the investment is less likely to benefit from the current market and economic environment, shows signs of deteriorating fundamentals, or has reached its valuation target, among other reasons.

Specialists employ a bottom-up approach to recommending larger or smaller exposure to specific risk factors. In general, specialists will look for attractive risk-reward opportunities and securities that best enable the Fund to pursue those opportunities. The portfolio managers consider the recommendations of these market-specific specialists in adjusting the Fund’s risk exposures and security selection on a real-time basis using proprietary communication technology.

Decisions to purchase or sell securities are determined by the relative value considerations of the investment professionals that factor in economic and credit-related fundamentals, market supply and demand, market dislocations and situation-specific opportunities. The purchase or sale of securities may be related to a decision to alter the Fund’s macro risk exposure (such as duration, yield, curve positioning and sector exposure), a need to limit or reduce the Fund’s exposure to a particular security or issuer, degradation of an issuer’s credit quality, or general liquidity needs of the Fund.

The Fund invests in securities of all maturities, but will maintain a weighted average effective maturity for the portfolio of between three and ten years.

Principal Risks	Principal Risks

•   Changing Fixed Income Market Conditions Risk

•   Collateralized Loan Obligations Risk

•   Debt Securities Risk

•   Derivatives Risk

•   Management Risk

•   Market Risk

•   Mortgage- and Asset-Backed Securities Risk

•   TBA Transactions Risk

•   U.S. Government Obligations Risk

•   When-Issued, Delayed Delivery and Forward Commitment Risks

•   Zero Coupon or Pay-In-Kind Securities Risk

•   Active Trading Risk

•   Collateralized Loan Obligation Risk

•   Counterparty Risk

•   Credit Risk

•   Inflation-Linked Investments Risk

•   Interest Rate Risk

•   Management Risk

•   Market Risk

•   Mortgage-Backed and Other Asset-Backed Securities Risk

•   New/Small Fund Risk

•   U.S. Government Securities Risk

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio is total return. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in securities issued, guaranteed or otherwise backed by the U.S. government, its agencies, instrumentalities or government-sponsored entities. The debt obligations in which each Portfolio may invest include bonds, notes, mortgage-backed securities and asset-backed securities (such as collateralized obligations) and inflation-protected securities. Neither Portfolio invests in below investment grade or unrated debt obligations as part of its principal investment strategies. Each Portfolio may invest in debt obligations of any maturity. Additionally, each Portfolio uses a similar broad-based government bond index as a performance benchmark index, which further evidences that the Portfolios’ investment strategies are substantially similar.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Existing Portfolio identifies a target weighted average effective maturity for its portfolio as part of its principal investment strategies. Similarly, only the Replacement Portfolio identifies a target duration as part of its principal investment strategies. The Replacement Portfolio seeks to maintain an average portfolio duration of plus or minus two years of the duration of the U.S. government securities market, as measured by the Bloomberg Barclays Intermediate U.S. Government Bond Index, which was approximately 5.79 years as of June 30, 2018. Yet, as of June 30, 2018, the Existing Portfolio had an average portfolio duration of 4.83 years, which is within the average duration targeted by the Replacement Portfolio. Also, only the Existing Portfolio includes derivative investments as part of its principal investment strategies. However, the Existing Portfolio invests in derivatives that have economic characteristics similar to U.S. government securities. Also, as of June 30, 2018, the Existing Portfolio invested 0% of its assets in derivatives. Despite any differences between the Portfolios, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Both Portfolios primarily invest in U.S. government securities, and the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of June 30, 2018, the Existing Portfolio invested 47.78% of its assets in U.S. government securities, and 41.18% of its assets were invested in agency mortgage-backed securities. As of June 30, 2018, the Existing Portfolio invested 95.91% of its assets in fixed income securities. With respect to its fixed income assets, as of June 30, 2018, the Existing Portfolio invested 46.91% of its fixed income assets in securitized fixed-income securities (including mortgage-backed and asset-backed securities), 47.78% of its fixed income assets in non-securitized government fixed-income securities, 1.21% of its fixed income assets in corporate bonds, and 4.09% of its fixed income assets in cash equivalents. This information evidences that the Existing Portfolio focuses on investments in U.S. government securities in a manner substantially similar to the Replacement Portfolio once it begins operations.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of June 30, 2018 were approximately $490.00 million. The proposed Substitution will involve approximately $6.54 million of the net assets of the Existing Portfolio’s Series II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Invesco V.I. Government Securities Fund	Guardian U.S. Government Securities VIP Fund
Share Class	Series II	—
Management Fee	0.47%	0.47%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.23%	0.09%*
Total Annual Operating Expenses	0.95%	0.81%
Fee Waiver / Expense Reimbursement	N/A	(0.06%)**
Net Annual Operating Expenses	0.95%	0.75%
Management Fee Breakpoint Schedule	0.50% of the first $250m 0.45% over $250m	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

*	Other expenses are based on estimates for the current fiscal year.

**

Park Avenue, the Portfolio’s investment manager, has contractually agreed through April 30, 2019 to waive certain fees and/or reimburse certain expenses incurred by the Portfolio to the extent necessary to limit the Portfolio’s Net Annual Operating Expenses to 0.75% of the Portfolio’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the board of trustees, may be terminated only upon approval of the board of trustees, and is subject to the Park Avenue’s recoupment rights. Park Avenue may be entitled to recoupment of previously waived fees and reimbursed expenses from the Portfolio for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

This expense limitation agreement is separate and apart from any applicable Expense Cap under this Application. To the extent that either Expense Cap applicable to the Replacement Portfolio (which would apply for two years after the Substitution Date under Substitution Nos. 8 and 9) caps the Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than this or any other contractual expense limitation agreement between Park Avenue and the Trust, such contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap.

Performance History (as of September 30, 2018)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Invesco V.I. Government Securities Fund
Series II	(1.24%)	0.10%	0.93%	2.39%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	(1.22%)	1.31%	2.16%	3.77%
Bloomberg Barclays U.S. Government Index (reflects no deduction for fees, expenses or taxes)	(1.57%)	0.26%	1.34%	2.66%
Lipper VUF General U.S. Government Funds Index (reflects no deduction for fees, expenses or taxes)	(1.15%)	0.39%	1.20%	3.10%
Replacement Portfolio – Guardian U.S. Government Securities VIP Fund
Guardian U.S. Government Securities VIP Fund	N/A	N/A	N/A	N/A
Bloomberg Barclays Intermediate U.S. Government Bond Index (reflects no deduction for fees, expenses or taxes)	(1.18%)	0.19%	0.93%	2.22%

Contracts Affected

Contract ID Nos. of Contracts Affected
Invesco V.I. Government Securities Fund (Series II) replaced by Guardian U.S. Government Securities VIP Fund
The Guardian Separate Account Q	C000024017
The Guardian Separate Account R	C000023936

Substitution No. 10.	PIMCO Total Return Portfolio (Advisor Class) replaced by Guardian Total Return Bond VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

PIMCO Total Return Portfolio (Advisor Class)	Guardian Total Return Bond VIP Fund

Investment Adviser	Investment Adviser

Pacific Investment Management Company LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

N/A	N/A

Investment Objective	Investment Objective

The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	The Fund seeks total return with an emphasis on current income as well as capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Portfolio seeks to achieve its investment objective by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The average portfolio duration of this Portfolio normally varies within two years (plus or minus) of the portfolio duration of the securities comprising the Bloomberg Barclays U.S. Aggregate Index, as calculated by PIMCO, which as of February 28, 2018 was 5.73 years. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.

The Portfolio invests primarily in investment-grade debt securities, but may invest up to 20% of its total assets in high yield securities (“junk bonds”), as rated by Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, as determined by Pacific Investment Management Company LLC (“PIMCO”). The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers. The Portfolio may invest up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means the Portfolio may invest, together with any other investments denominated in foreign currencies, up to 30% of its total assets in such instruments). The Portfolio will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets.

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in fixed income investments.

The Fund’s fixed income investments include: corporate debt securities, including below investment-grade or high-yield investments; mortgage-backed and other asset-backed securities, including commercial mortgage-backed securities and collateralized loan obligations (“CLOs”); securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or government-sponsored enterprises; securities issued or guaranteed by a foreign government, its agencies or instrumentalities, including debt securities issued by emerging market countries; inflation-linked investments; and senior loans, including bridge loans, novations, assignments, and participations.

The Fund may invest in any type of debt instrument, including “tax credit bonds” (including Build America Bonds, clean renewable energy bonds and qualified tax credit bonds) and tax-exempt bonds. The Fund may invest in convertible securities. The Fund also may invest in fixed income investments issued by foreign entities, denominated in U.S. dollars and other currencies. In addition, as a substitute for investments directly in debt securities, the Fund may seek exposure to such debt securities through investments in exchange-traded funds (“ETFs”).

The Fund may invest a substantial portion of its assets in agency residential and commercial mortgage-backed securities, including collateralized mortgage obligations, and other asset-backed securities.

The Fund may invest in securities of any quality, and may invest up to 20% of its net assets in below investment grade securities or unrated securities considered by Park Avenue

The Portfolio may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, or in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Portfolio’s prospectus or Statement of Additional Information. The Portfolio may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. The Portfolio may invest up to 10% of its total assets in preferred securities, convertible	Institutional Advisers LLC (the “Manager”) to be of comparable quality (commonly referred to as “high yield” or “junk bonds”). An investment is considered below investment grade if it is rated Ba1 by Moody’s Investors Service, Inc. and BB+ by Standard & Poor’s Ratings Group or Fitch Ratings, Inc., or lower or, if unrated, is considered by the Manager to be of comparable quality. The CLOs in which the Fund invests generally will be investment grade.

securities and other equity-related securities. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy backs or dollar rolls). The “total return” sought by the Portfolio consists of income earned on the Portfolio’s investments, plus capital appreciation, if any, which generally arises from decreases in interest rates, foreign currency appreciation, or improving credit fundamentals for a particular sector or security.

The Manager attempts to manage the Fund’s interest rate risk through the Manager’s management of the average duration of the investments the Fund holds in its portfolio. The Fund expects to maintain an average duration plus or minus two years of the bond market’s duration, as measured by the Bloomberg Barclays U.S. Aggregate Bond Index (which was approximately 6.08 years as of March 31, 2018).

The Manager applies an active top-down and bottom-up analysis to construct the Fund’s investment portfolio. The Manager uses a blend of fundamental research and quantitative tools to evaluate global economic conditions, opportunities, and risks across different segments of the fixed income market. The Manager selects specific investments for the Fund by considering a wide variety of factors, including yield, potential for appreciation in value, the credit quality of the issuer or collateral, maturity, and the degree of perceived risk associated with a specific investment relative to the potential for favorable investment returns and to other investments. The Manager may actively rotate the Fund’s exposure to various fixed income asset classes based on its assessment of relative value. The Fund generally will sell an investment when the Manager believes the investment is less likely to benefit from the current market and economic environment, shows signs of deteriorating fundamentals, or has reached its valuation target, among other reasons.

Principal Risks	Principal Risks

•   Interest Rate Risk

•   Call Risk

•   Credit Risk

•   High Yield Risk

•   Market Risk

•   Issuer Risk

•   Liquidity Risk

•   Derivatives Risk

•   Equity Risk

•   Mortgage-Related and Other Asset-Backed Securities Risk

•   Foreign (Non-U.S.) Investment Risk

•   Emerging Markets Risk

•   Sovereign Debt Risk

•   Currency Risk

•   Leveraging Risk

•   Management Risk

•   Short Exposure Risk

•   Convertible Securities Risk

•   Active Trading Risk

•   Collateralized Loan Obligation Risk

•   Convertible Securities Risk

•   Counterparty Risk

•   Credit Risk

•   Emerging Markets Risk

•   Foreign Investment and Currency Risk

•   High Yield Fixed-Income Instruments Risk

•   Inflation-Linked Investments Risk

•   Interest Rate Risk

•   Issuer Risk

•   Liquidity and Valuation Risk

•   Management Risk

•   Market Risk

•   Mortgage-Backed and Other Asset-Backed Securities Risk

•   Municipal Obligations Risk

•   New/Small Fund Risk

•   Other Investment Companies Risk

•   Senior Loan Risk

• Sovereign Debt Risk • U.S. Government Securities Risk

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio includes total return. Each Portfolio seeks to achieve its investment objective by investing mainly in fixed income investments (the Existing Portfolio invests at least 65% of its total assets in fixed income instruments, and the Replacement Portfolio invests at least 80% of its net assets in fixed income instruments). The fixed income instruments in which each Portfolio may invest include bonds, mortgage-backed securities, asset-backed securities, inflation-linked investments and similar instruments issued by U.S. and non-U.S. public- or private-sector entities. Each Portfolio primarily invests in investment-grade debt securities, and may also invest in high yield debt securities (20% of the Existing Portfolio’s total assets, and 20% of the Replacement Portfolio’s net assets, may be invested in high yield debt securities). Each Portfolio invests in fixed income instruments of varying maturities. Each Portfolio may invest in fixed income instruments issued by foreign entities, denominated in either U.S. dollars or foreign currencies, including fixed income instruments economically tied to emerging markets. Also, both Portfolios seek to maintain an average portfolio duration within two years of the portfolio duration of the securities comprising the Bloomberg U.S. Aggregate Bond Index. Each Portfolio has the flexibility to invest in equity securities, such as preferred stock and convertible securities. Furthermore, each Portfolio uses the Bloomberg U.S. Aggregate Bond Index as its performance benchmark, further evidencing that the Portfolios’ investment strategies are substantially similar.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Only the Existing Portfolio’s investment objective emphasizes total return consistent with preservation of capital and prudent investment management, whereas the Replacement Portfolio seeks total return with an emphasis on current income and capital appreciation. Although the Replacement Portfolio does not expressly identify preservation of capital and prudent investment management as part of its principal investment strategies, the Replacement Portfolio’s portfolio managers consider preservation of capital and prudent investment management when constructing the portfolio. Also, only the Existing Portfolio invests in derivatives as part of its principal investment strategies. As of June 30, 2018, the Existing Portfolio invested 13.06% of its fixed income assets in derivatives. Despite any differences between the Portfolios, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. Both Portfolios focus on investments in fixed income instruments, and the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of June 30, 2018, the Existing Portfolio invested 73.63% of its assets in fixed income instruments, 24.15% in cash and the remainder in equity investments. With respect to its fixed income assets, as of June 30, 2018, the Existing Portfolio invested 25.73% of its fixed income assets in securitized fixed-income securities (including mortgage-backed and asset-backed securities), 34.08% of its fixed income assets in non-securitized government fixed income securities, 12.84% of its fixed income assets in corporate bonds, 13.06% of its fixed income assets in derivative instruments, 0.13% of its fixed income assets in municipal bonds and the remainder of its fixed income assets in cash equivalents. Also, of the Existing Portfolio’s fixed income investments, 58.77% of its fixed income assets were issued by U.S. entities and 14.86% of its fixed income assets were issued by non-U.S. entities (0% of which was issued by entities in emerging markets). In addition, as of June 30, 2018, the Existing Portfolio invested 0% of its fixed income assets in high yield investments. This information evidences that the Existing Portfolio focuses on investments in a manner substantially similar to the Replacement Portfolio once it begins operations.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of June 30, 2018 were approximately $6.88 billion. The proposed Substitution will involve approximately $324.79 million of the net assets of the Existing Portfolio’s Advisor Class shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	PIMCO Total Return Portfolio	Guardian Total Return Bond VIP Fund
Share Class	Advisor Class	—
Management Fee	0.50%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.04%[1]	0.10%*
Total Annual Operating Expenses	0.79%	0.80%
Fee Waiver / Expense Reimbursement	N/A	(0.01%)**
Net Annual Operating Expenses	0.79%	0.79%
Management Fee Breakpoint Schedule	N/A	0.45% up to $300m 0.40% over $300m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

[1]

“Other Expenses” include interest expense of 0.04%. Interest expense is borne by the Portfolio separately from the management fees paid to PIMCO. Excluding interest expense, Total Annual Operating Expenses are 0.75% for Advisor Class shares.

*	Other expenses are based on estimates for the current fiscal year.
**

Park Avenue, the Portfolio’s investment manager, has contractually agreed through April 30, 2019 to waive certain fees and/or reimburse certain expenses incurred by the Portfolio to the extent necessary to limit the Portfolio’s Net Annual Operating Expenses to 0.79% of the Portfolio’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the board of trustees, may be terminated only upon approval of the board of trustees, and is subject to the Park Avenue’s recoupment rights. Park Avenue may be entitled to recoupment of previously waived fees and reimbursed expenses from the Portfolio for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

This expense limitation agreement is separate and apart from any applicable Expense Cap under this Application. To the extent that either Expense Cap applicable to the Replacement Portfolio (which would apply for two years after the Substitution Date under Substitution Nos. 10 and 11) caps the Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than this or any other contractual expense limitation agreement between Park Avenue and the Trust, such contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap.

Performance History (as of September 30, 2018)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio — PIMCO Total Return Portfolio
Advisor Class	(1.68%)	1.95%	2.01%	4.65%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	(1.22%)	1.31%	2.16%	3.77%
Replacement Portfolio – Guardian Total Return Bond VIP Fund
Guardian Total Return Bond VIP Fund	N/A	N/A	N/A	N/A
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	(1.22%)	1.31%	2.16%	3.77%

Contracts Affected

Contract ID Nos. of Contracts Affected
PIMCO Total Return Portfolio (Advisor Class) replaced by Guardian Total Return Bond VIP Fund
The Guardian Separate Account R	C000072167; C000072168

Substitution No. 11.	Western Asset Core Plus VIT Portfolio (Class II) replaced by Guardian Total Return Bond VIP Fund

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Western Asset Core Plus VIT Portfolio (Class II)	Guardian Total Return Bond VIP Fund

Investment Adviser	Investment Adviser

Legg Mason Partners Fund Advisor, LLC	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

Western Asset Management Company, Western Asset Management Company Limited in London, Western Asset Management Company Pte Ltd in Singapore and Western Asset Management Company Ltd. in Japan	N/A

Investment Objective	Investment Objective

The fund seeks to maximize total return, consistent with prudent investment management and liquidity needs, by investing to obtain a dollar-weighted average effective duration that is normally within 30% of the average duration of the domestic bond market as a whole.	The Fund seeks total return with an emphasis on current income as well as capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The fund invests in a portfolio of fixed income securities of various maturities and, under normal market conditions, will invest at least 80% of its net assets in debt and fixed income securities.

Although the fund may invest in securities of any maturity, the fund will normally maintain a dollar-weighted average effective duration within 30% of the average duration of the domestic bond market as a whole as estimated by the fund’s subadvisers. Effective duration seeks to measure the expected sensitivity of market price to changes in interest rates, taking into account the anticipated effects of structural complexities (for example, some bonds can be prepaid by the issuer).

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in fixed income investments.

The Fund’s fixed income investments include: corporate debt securities, including below investment-grade or high-yield investments; mortgage-backed and other asset-backed securities, including commercial mortgage-backed securities and collateralized loan obligations (“CLOs”); securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or government-sponsored enterprises;

The fund may invest up to 20% of its total assets in non-U.S. dollar denominated securities. Up to 20% of the fund’s net assets may be invested in debt securities that are not rated in the Baa or BBB categories or above at the time of purchase by one or more Nationally Recognized Statistical Rating Organizations (“NRSROs”) or, if unrated, securities of comparable quality at the time of purchase (as determined by the subadvisers). Securities rated in the Baa or BBB categories or above by one or more NRSROs or unrated securities of comparable quality are known as “investment grade securities.” Securities rated below investment grade are commonly known as “high yield” or “junk” bonds. The fund may invest up to 25% of its total assets in the securities of non-U.S. issuers. The fund may invest a substantial portion of its assets in mortgage-backed and asset-backed securities.

The fund may also enter into various exchange-traded and over-the-counter derivative transactions for both hedging and non-hedging purposes, including for purposes of enhancing returns. These derivative transactions include, but are not limited to, futures, options, swaps, foreign currency futures, and forwards.

In particular, the fund may use interest rate swaps, credit default swaps (including buying and selling credit default swaps on individual securities and/or baskets of securities), options (including options on credit default swaps and options on futures), and/or futures contracts to a significant extent, although the amounts invested in these instruments may change from time to time. Other instruments may also be used to a significant extent from time to time.

securities issued or guaranteed by a foreign government, its agencies or instrumentalities, including debt securities issued by emerging market countries; inflation-linked investments; and senior loans, including bridge loans, novations, assignments, and participations.

The Fund may invest in any type of debt instrument, including “tax credit bonds” (including Build America Bonds, clean renewable energy bonds and qualified tax credit bonds) and tax-exempt bonds. The Fund may invest in convertible securities. The Fund also may invest in fixed income investments issued by foreign entities, denominated in U.S. dollars and other currencies. In addition, as a substitute for investments directly in debt securities, the Fund may seek exposure to such debt securities through investments in exchange-traded funds (“ETFs”).

The Fund may invest a substantial portion of its assets in agency residential and commercial mortgage-backed securities, including collateralized mortgage obligations, and other asset-backed securities.

The Fund may invest in securities of any quality, and may invest up to 20% of its net assets in below investment grade securities or unrated securities considered by Park Avenue Institutional Advisers LLC (the “Manager”) to be of comparable quality (commonly referred to as “high yield” or “junk bonds”). An investment is considered below investment grade if it is rated Ba1 by Moody’s Investors Service, Inc. and BB+ by Standard & Poor’s Ratings Group or Fitch Ratings, Inc., or lower or, if unrated, is considered by the Manager to be of comparable quality. The CLOs in which the Fund invests generally will be investment grade.

The Manager attempts to manage the Fund’s interest rate risk through the Manager’s management of the average duration of the investments the Fund holds in its portfolio. The Fund expects to maintain an average duration plus or minus two years of the bond market’s duration, as measured by the Bloomberg Barclays U.S. Aggregate Bond Index (which was approximately 6.08 years as of March 31, 2018).

The Manager applies an active top-down and bottom-up analysis to construct the Fund’s investment portfolio. The Manager uses a blend of fundamental research and quantitative tools to evaluate global economic conditions, opportunities, and risks across different segments of the fixed income market. The Manager selects specific investments for the Fund by considering a wide variety of factors, including yield, potential for appreciation in value, the credit quality of the issuer or collateral, maturity, and the degree of perceived risk associated with a specific investment relative to the potential for favorable investment returns and to other investments. The Manager may actively rotate the Fund’s exposure to various fixed income asset classes based on its assessment of relative value. The Fund generally will sell an investment when the Manager believes the investment is less likely to benefit from the current market and economic environment, shows signs of deteriorating fundamentals, or has reached its valuation target, among other reasons.

Principal Risks	Principal Risks

•   Market and Interest Rate Risk

•   Market Events Risk

•   Credit Risk

•   High Yield (“Junk”) Bonds Risk

•   Derivatives Risk

•   Leveraging Risk

•   Liquidity Risk

•   Foreign Investment and Emerging Markets Risk

•   Currency Risk

•   Sovereign Debt Risk

•   Prepayment or Call Risk

•   Extension Risk

•   Valuation Risk

•   Hedging Risk

•   Mortgage-Backed and Asset-Backed Securities Risk

•   Portfolio Management Risk

•   Redemption Risk

•   Cybersecurity Risk

•   Active Trading Risk

•   Collateralized Loan Obligation Risk

•   Convertible Securities Risk

•   Counterparty Risk

•   Credit Risk

•   Emerging Markets Risk

•   Foreign Investment and Currency Risk

•   High Yield Fixed-Income Instruments Risk

•   Inflation-Linked Investments Risk

•   Interest Rate Risk

•   Issuer Risk

•   Liquidity and Valuation Risk

•   Management Risk

•   Market Risk

•   Mortgage-Backed and Other Asset-Backed Securities Risk

•   Municipal Obligations Risk

•   New/Small Fund Risk

•   Other Investment Companies Risk

•   Senior Loan Risk

•   Sovereign Debt Risk

•   U.S. Government Securities Risk

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of each Portfolio includes total return. Each Portfolio seeks to achieve its investment objective by investing at least 80% of its net assets in fixed income investments. The fixed income instruments in which each Portfolio may invest include bonds, mortgage-backed securities, asset-backed securities, inflation-linked investments and similar instruments issued by U.S. and non-U.S. public- or private-sector entities. Each Portfolio primarily invests in investment-grade fixed income instruments, and each may invest up to 20% of its net assets in high yield investments. Each Portfolio invests in fixed income instruments of varying maturities. Each Portfolio may invest in fixed income instruments issued by foreign entities, denominated in either U.S. dollars or other foreign currencies. Furthermore, each Portfolio uses the Bloomberg U.S. Aggregate Bond Index as its performance benchmark, further evidencing that the Portfolios’ investment strategies are substantially similar.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. While each Portfolio seeks total return as part of its investment objective, only the Existing Portfolio expressly identifies prudent investment management and liquidity needs as part of its investment objective. Although the Replacement Portfolio does not expressly state it as part of its principal investment strategies, the Replacement Portfolio’s portfolio managers also consider prudent investment management and liquidity needs when constructing the portfolio. Only the Existing Portfolio invests in derivatives as part of its principal investment strategies. However, as of June 30, 2018, the Existing Portfolio invested 19.75% of its fixed income assets in derivatives. Also, only the Replacement Portfolio seeks to maintain an average portfolio duration within two years of the portfolio duration of the securities comprising the Bloomberg U.S. Aggregate Bond Index, which was 6.01 years as of June 30, 2018. This difference is mitigated by the fact that the average portfolio duration of the Existing Portfolio as of June 30, 2018 was 6.83 years, which is within the average duration targeted by the Replacement Portfolio. Despite any differences between the Portfolios, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Both Portfolios focus on investments in fixed income instruments, and the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of June 30, 2018, the Existing Portfolio invested 70.92% of its assets in fixed income instruments, 28.01% in cash and 0.32% in equity investments. With respect to its fixed income assets, as of June 30, 2018, the Existing Portfolio invested 26.83% of its fixed income assets in securitized fixed-income securities (including mortgage-backed and asset-backed securities), 21.95% of its fixed income assets in non-securitized government fixed income securities, 23.00% of its fixed income assets in corporate bonds and 8.47% of its fixed income assets in cash equivalents. Also, of the Existing Portfolio’s fixed income investments, 65.10% of its fixed income assets were issued by U.S. entities and 12.27% of its fixed income assets were issued by non-U.S. entities (7.09% of which was issued by entities in emerging markets). In addition, as of March 31, 2018, the Existing Portfolio invested 2.72% of its fixed income assets in high yield investments. This information evidences that the Existing Portfolio focuses on investments in a manner substantially similar to the Replacement Portfolio once it begins operations.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of June 30, 2018 were approximately $220.12 million. The proposed Substitution will involve approximately $42.70 million of the net assets of the Existing Portfolio’s Class II shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Western Asset Core Plus VIT Portfolio	Guardian Total Return Bond VIP Fund
Share Class	Class II	—
Management Fee	0.45%	0.45%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.09%	0.10%*
Total Annual Operating Expenses	0.79%	0.80%
Fee Waiver / Expense Reimbursement	N/A1	(0.01%)**
Net Annual Operating Expenses	0.79%	0.79%
Management Fee Breakpoint Schedule	0.45% of the first $500m 0.425% of the next $500m 0.40% over $1b	0.45% up to $300m 0.40% over $300m
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

[1]

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes, extraordinary expenses and acquired fund fees and expenses) so that the ratio of total annual fund operating expenses will not exceed 0.79% for Class II shares, subject to recapture as described below. These arrangements cannot be terminated prior to December 31, 2019 without the board of trustees’ consent. The manager is permitted to recapture amounts waived and/or reimbursed to a class during the same fiscal year if the class’ total annual fund operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the class’ total annual fund operating expenses exceeding the applicable limits described above or any other lower limit then in effect.

*	Other expenses are based on estimates for the current fiscal year.
**

Park Avenue, the Portfolio’s investment manager, has contractually agreed through April 30, 2019 to waive certain fees and/or reimburse certain expenses incurred by the Portfolio to the extent necessary to limit the Portfolio’s Net Annual Operating Expenses to 0.79% of the Portfolio’s average daily net assets (excluding, if applicable, any acquired fund fees and expenses, taxes, interest, transaction costs and brokerage commissions, litigation and extraordinary expenses). The limitation may not be increased or terminated prior to this time without action by the board of trustees, may be terminated only upon approval of the board of trustees, and is subject to the Park Avenue’s recoupment rights. Park Avenue may be entitled to recoupment of previously waived fees and reimbursed expenses from the Portfolio for three years from the date of the waiver or reimbursement, subject to the expense limitation in effect at the time of the waiver or reimbursement and at the time of the recoupment, if any.

This expense limitation agreement is separate and apart from any applicable Expense Cap under this Application. To the extent that either Expense Cap applicable to the Replacement Portfolio (which would apply for two years after the Substitution Date under Substitution Nos. 10 and 11) caps the Replacement Portfolio’s net annual operating expenses at a lower percentage of net assets than this or any other contractual expense limitation agreement between Park Avenue and the Trust, such contractual expense limitation agreement will have no practical impact on the Replacement Portfolio’s net annual operating expenses due to the operation of the Expense Cap.

Performance History (as of September 30, 2018)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Western Asset Core Plus VIT Portfolio
Class II	(2.55%)	2.00%	2.09%	7.49%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	(1.22%)	1.31%	2.16%	3.77%
Replacement Portfolio – Guardian Total Return Bond VIP Fund
Guardian Total Return Bond VIP Fund	N/A	N/A	N/A	N/A
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	(1.22%)	1.31%	2.16%	3.77%

Contracts Affected

Contract ID Nos. of Contracts Affected
Western Asset Core Plus VIT Portfolio (Class II) replaced by Guardian Total Return Bond VIP Fund
The Guardian Separate Account R	C000114265

Substitution No. 12.	Oppenheimer Global Strategic Income Fund/VA (Service Shares) replaced by Guardian Multi-Sector Bond VIP Fund*

Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks

Existing Portfolio	Replacement Portfolio

Oppenheimer Global Strategic Income Fund/VA (Service Shares)	Guardian Multi-Sector Bond VIP Fund

Investment Adviser	Investment Adviser

OFI Global Asset Management, Inc.	Park Avenue Institutional Advisers LLC

Sub-Adviser(s)	Sub-Adviser(s)

OppenheimerFunds, Inc.	N/A

Investment Objective	Investment Objective

The Fund seeks total return.	The Fund seeks to provide a high current income with a secondary objective of capital appreciation.

Principal Investment Strategies	Principal Investment Strategies

The Fund invests mainly in debt securities in three market sectors: Foreign governments and issuers, U.S. government securities, and lower-grade, high-yield securities of U.S. and foreign issuers (commonly referred to as “junk bonds”). A debt security is a security representing money borrowed by the issuer that must be repaid. The terms of a debt security specify the amount of principal, the interest rate or discount, and the time or times at which payments are due.

Under normal market conditions, the Fund invests in each of the three market sectors. However, the Fund is not required to invest in all three sectors at all times, and the amount of its assets in each of the three sectors will vary over time. The Fund can invest up to 100% of its assets in any one sector at any time, if the Fund’s portfolio managers believe that it offers the best investment opportunity. Under normal market conditions, the Fund will invest a substantial portion of its assets in a number of different countries, including the U.S. The Fund is not required to allocate its investments in any set percentages in any particular countries. The Fund may also invest in securities outside of these three market sectors, as further described in the prospectus and the Fund’s Statement of Additional Information.

The Fund’s foreign investments may include debt securities issued by foreign governments or companies in both developed markets and emerging markets. The Fund has no limitations regarding the range of maturities of the debt securities it can buy or the market capitalization of the issuers of those securities.

The Fund’s debt investments typically include: U.S. and foreign government bonds and notes, collateralized mortgage obligations (CMOs) and other mortgage-related securities, domestic and foreign corporate debt obligations, “structured” notes, “zero coupon” and “stripped” securities, participation interests in loans, investments in loan pools and asset-backed securities. The Fund normally invests a substantial amount of its assets in lower-grade, high-yield debt securities, and can do so without limit.

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of investment) in fixed income investments.

The Fund’s fixed income investments include: U.S. and foreign corporate debt securities; U.S. government securities and securities of foreign governments (which may include securities issued, guaranteed or otherwise backed by the government or its agencies, instrumentalities or other sponsored enterprises) and supranational entities; U.S. and foreign below investment grade bonds; mortgage- and other asset-backed securities, including collateralized mortgage obligations and collateralized loan obligations (“CLOs”); inflation-linked investments (e.g., Treasury Inflation-Protected Securities or “TIPS”); and cash-equivalent instruments. These investments may also include “tax credit bonds” (including Build America Bonds, clean renewable energy bonds and qualified tax credit bonds) and tax-exempt bonds as well as loans of any maturity and credit quality. The Fund may also invest in convertible securities and warrants.

The Fund’s foreign investments may include debt securities issued by emerging markets countries and companies whose principal business activities are located in emerging market countries. The Fund may, from time to time, invest a substantial portion of its assets in issuers in any country or group of countries. In addition, a substantial portion of the Fund’s assets may be invested in agency residential and commercial mortgage- and other asset-backed securities. In addition, as a substitute for investments directly in debt securities, the Fund may seek exposure to such debt securities through investments in exchange-traded funds (“ETFs”).

The Fund may invest in investments of any maturity. Park Avenue Institutional Advisers LLC (the “Manager”) attempts to manage the Fund’s interest rate risk through the Manager’s management of the average duration of the investments the Fund holds in its portfolio. The Fund expects to maintain an

The Fund can invest in investment grade or lower-grade, high-yield debt securities. “Investment grade” debt securities are rated in one of the top four rating categories by nationally recognized statistical rating organizations such as Moody’s Investors Service or S&P Global Ratings. The Fund may also invest in unrated securities, in which case the Fund’s Sub-Adviser,	average duration plus or minus two years of the bond market’s duration, as measured by the Bloomberg Barclays U.S. Aggregate Bond Index (which was approximately 6.08 years as of March 31, 2018). The Fund may invest up to 50% of its net assets in below investment grade securities or unrated securities considered by the Manager to be of comparable quality (commonly referred to as “high yield” or “junk” bonds). An investment is considered below investment

*

On October 18, 2018, Massachusetts Mutual Life Insurance Company, an indirect corporate parent of OppenheimerFunds, Inc. and certain of its subsidiaries, announced that it has entered into an agreement whereby Invesco Ltd. will acquire OppenheimerFunds, Inc. (the “Transaction”). In connection with the Transaction, a proxy statement has been submitted to shareholders of the Oppenheimer Main Street Small Cap Fund/VA (Service Shares) and the Oppenheimer Global Strategic Income Fund/VA (Service Shares) (the “Target Funds”). See AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Definitive Materials (497) (Feb. 19, 2019) (File No. 333-229243). The proxy statement requests shareholder approval to reorganize (i) the Oppenheimer Main Street Small Cap Fund/VA (Service Shares) into the Invesco Oppenheimer V.I. Main Street® Small Cap Fund (Series II) and (ii) the Oppenheimer Global Strategic Income Fund/VA (Service Shares) into the Invesco Oppenheimer V.I. Global Strategic Income Fund (Series II). As described in the proxy statement, each of the Invesco funds referenced above (the “Acquiring Funds”) is “a newly organized shell fund created to acquire the assets and assume the accrued liabilities of the corresponding [Target Fund],” and no funds other than the Target Funds would be acquired by the Acquiring Funds as part of the Transaction. In that regard, each Acquiring Fund does not currently have any operating or performance history, and would be a continuation of its Target Fund within a different fund complex once it commences operations. Each Acquiring Fund has the same investment objectives and substantially similar principal investment strategies and risks as its Target Fund. The fee structure (including management and Rule 12b-1 fees) of each Acquiring Fund is identical to its Target Fund. As disclosed in the proxy statement and the Acquiring Funds’ current prospectuses as of the date of this Application, the net expense ratio of the Invesco Oppenheimer V.I. Main Street® Small Cap Fund (Series II) is identical to the Oppenheimer Main Street Small Cap Fund/VA (Service Shares), and the net expense ratio of the Invesco Oppenheimer V.I. Global Strategic Income Fund (Series II) is 0.02% lower than the net expense ratio of the Oppenheimer Global Strategic Income Fund/VA (Service Shares). The same portfolio management team that manages each Target Fund will manage the corresponding Acquired Fund. The Acquiring Funds will not commence operations unless and until the reorganizations occur, and when the Acquiring Funds do commence operations, they would continue the historical performance information of their Target Funds. In light of each Acquiring Fund being a continuation of its Target Fund, if the reorganizations are approved and occur prior to the Substitutions, the Applicants intend to rely on the requested order of approval to substitute the Acquiring Funds as if they were Existing Funds under Substitution Nos. 6 and 12, and such substitutions would be performed in accordance with the policies and procedures and conditions set forth in this Application. As of the date of this Application, shareholders of the Target Funds had yet to vote on the reorganizations.

OppenheimerFunds, Inc., may internally assign ratings to certain of those securities, after assessing their credit quality, in investment-grade or below-investment-grade categories similar to those of nationally recognized statistical rating organizations. There can be no assurance, nor is it intended, that the Sub-Adviser’s credit analysis is consistent or comparable with the credit analysis process used by a nationally recognized statistical rating organization. Although the Fund normally invests a substantial portion of its assets in lower-grade, high-yield debt securities, it can buy investment-grade debt securities without limit.

The Fund may also use certain types of derivative instruments for investment purposes or for hedging, including: options, futures, forward contracts, swaps, certain mortgage-related securities, “structured” notes, and event-linked bonds.

The Fund actively manages foreign currency exposure to seek to reduce risk and enhance return. To do so, the Fund may invest in foreign exchange derivatives, including forwards and options that reference foreign currencies, including currencies of developing and emerging market countries.

The portfolio managers analyze the overall investment opportunities and risks among the three market sectors in which the Fund invests and seek to moderate the special risks of investing in lower-grade, high-yield debt instruments and foreign securities by building a broadly diversified portfolio. The Fund’s diversification strategies are intended to help reduce share price volatility while seeking current income. The portfolio managers currently focus on securities offering a balance of income and total return, securities whose market prices tend to move in different directions (to seek overall portfolio diversification), and relative values among the three market sectors in which the Fund invests. These factors may vary in particular cases and may change over time.

The Fund may sell securities that the portfolio managers believe are no longer favorable based on these factors.

The Fund has established a Cayman Islands exempted company that is wholly-owned and controlled by the Fund (the “Subsidiary”). The Fund may invest up to 25% of its total assets in the Subsidiary. The Subsidiary invests primarily in Regulation S securities. Regulation S securities are securities of U.S. and non-U.S. issuers that are issued through private offerings without registration with the Securities and Exchange Commission pursuant to Regulation S under the Securities Act of 1933. The Fund applies its investment restrictions and compliance policies and procedures, on a look-through basis, to the Subsidiary. Since the Fund may invest a substantial portion of its assets in the Subsidiary, which may hold certain of the investments described in the prospectus, the Fund may be considered to be investing indirectly in those investments through its Subsidiary. Therefore, references in the prospectus to investments by the Fund also may be deemed to include the Fund’s indirect investments through the Subsidiary.

grade if it is rated Ba1 by Moody’s Investors Service, Inc. and BB+ by Standard & Poor’s Ratings Group or Fitch Ratings Inc., or lower or, if unrated, is considered by the Manager to be of comparable quality. The CLOs in which the Fund invests generally will be investment grade.

The Manager allocates the Fund’s investments based on its detailed analysis of market, economic, political, and other factors, and of the potential for the various obligations to provide high current income and/or capital appreciation. The Manager selects specific investments for the Fund by considering a wide variety of factors, including yield, potential for appreciation in value, the credit quality of the issuer or collateral, maturity, and the degree of perceived risk associated with a specific investment relative to the potential for favorable investment returns and to other investments. The Manager typically may sell investments when it believes that they no longer offer attractive potential future returns compared to other investment opportunities or that they present undesirable risks, or in an attempt to limit losses on investments that may decline or have declined in value.

Therefore, references in the prospectus to investments by the Fund also may be deemed to include the Fund’s indirect investments through the Subsidiary.

Principal Risks	Principal Risks

•   Risks of Investing in Debt Securities

•   Fixed-Income Market Risks

•   Risks of Below-Investment-Grade Securities

•   Risks of Sovereign Debt

•   Risks of Mortgage-Related Securities

•   Sector Allocation Risk

•   Risks of Foreign Investing

•   Risks of Developing and Emerging Markets

•   Eurozone Investment Risks

•   Risks of Derivative Investments

•   Risks of Investments in the Fund’s Wholly-Owned Subsidiary

•   Risks of Investing in Regulation S Securities

•   Risks of Senior Loans and Other Loans

•   Risks of Investments in Other Investment Companies

•   Active Trading Risk

•   Collateralized Loan Obligation Risk

•   Convertible Securities Risk

•   Counterparty Risk

•   Credit Risk

•   Emerging Markets Risk

•   Foreign Investment and Currency Risk

•   Geographic Focus Risk

•   High Yield Fixed-Income Instruments Risk

•   Inflation-Linked Investments Risk

•   Interest Rate Risk

•   Issuer Risk

•   Liquidity and Valuation Risk

•   Management Risk

•   Market Risk

•   Mortgage-Backed and Other Asset-Backed Securities Risk

•   Municipal Obligations Risk

•   New/Small Fund Risk

•   Other Investment Companies Risk

•   Senior Loan Risk

•   Sovereign Debt Risk

•   U.S. Government Securities Risk

•   Warrants Risk

The Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio have substantially similar investment objectives and principal investment strategies and risks. The investment objective of the Existing Portfolio (total return) is consistent with that of the Replacement Portfolio (high current income with a secondary objective of capital appreciation). Each Portfolio seeks to achieve its investment objective by investing primarily in fixed income investments. In addition, each Portfolio invests in fixed income securities issued by the U.S. government (including its agencies, instrumentalities or other sponsored enterprises), foreign governments, and U.S. and foreign companies. The types of fixed income securities in which each Portfolio may invest include bonds, notes, mortgage-backed securities and asset-back securities (including collateralized obligations), and inflation-protected securities. Each Portfolio invests in investment grade debt securities, and may also invest a large percentage of its assets in below investment grade and unrated debt securities. Also, each Portfolio may invest in debt securities of any maturity. Each Portfolio invests or may invest in foreign debt securities, including debt securities issued by emerging market countries and companies. Furthermore, each Portfolio uses the Bloomberg U.S. Aggregate Bond Index as its performance benchmark, further evidencing that the Portfolios’ investment strategies are substantially similar.

Although differences in the Portfolios’ principal investment strategies and risks exist, the Section 26 Applicants believe that the Portfolios’ investment profiles are substantially similar. The Existing Portfolio normally invests in a number of different countries as part of its global investment strategy, and the Replacement Portfolio has the flexibility to invest in issuers of any country or group of countries. Only the Existing Portfolio identifies “sectors” in which it invests (i.e., foreign government and issuers, U.S. government securities, and high-yield securities of U.S and foreign issuers) as part of its principal investment strategies, although the sectors in which the Existing Portfolio invests align with the Replacement Portfolios’ principal investment strategies. Unlike the Replacement Portfolio, the Existing Portfolio may use derivatives as part of its principal investment strategies. However, as of June 30, 2018, the Existing Portfolio invested only 0.04% of its assets in derivatives. Only the Replacement Portfolio seeks to maintain an average portfolio duration within two years of the portfolio duration of the securities comprising the Bloomberg U.S. Aggregate Bond Index, which was 6.01 years as of June 30, 2018. This difference is mitigated by the fact that the average portfolio duration of the Existing Portfolio as of June 30, 2018 was 3.64 years, which is nearly within the average duration targeted by the Replacement Portfolio. Only the Existing Portfolio invests in private offerings of foreign companies as part of its principal investment strategies (approximately 0.90% of such assets were held through the Existing Portfolio’s Cayman Islands subsidiary as of June 30, 2018). Despite any differences between the Portfolios, the Applicants believe that the Portfolios’ investment profiles are substantially similar. Both Portfolios focus on investments in similar fixed income instruments, and the Existing Portfolio invests its assets in a manner that complements the Replacement Portfolio’s principal investment strategies. As of June 30, 2018, the Existing Portfolio invested 86.85% of its assets in fixed income instruments. With respect to its fixed income assets, as of June 30, 2018, the Existing Portfolio invested 21.21% of its fixed income assets in securitized fixed-income securities (including mortgage-backed and asset-backed securities), 17.68% of its fixed income assets in non-securitized government fixed income securities, 53.12% of its fixed income assets in corporate bonds and 7.95% of its fixed income assets in cash equivalents. Also, of the Existing Portfolio’s fixed income investments, 54.96% of its fixed income assets were issued by U.S. entities and 31.89% of its fixed income assets were issued by non-U.S. entities (across 59 countries in total). In addition, as of June 30, 2018, the Existing Portfolio invested 26.01% of its fixed income assets in high yield investments. This information evidences that the Existing Portfolio focuses on investments in a manner substantially similar to the Replacement Portfolio once it begins operations.

Based upon the Section 26 Applicants’ analysis of the proposed Substitution, the Section 26 Applicants believe that the Portfolios have substantially similar investment profiles. Moreover, the Section 26 Applicants expect the Portfolios to have substantially similar risk and return characteristics. Accordingly, despite any differences between them, the Section 26 Applicants believe that the Existing Portfolio and the Replacement Portfolio are sufficiently similar such that the essential objectives and expectations of Contract owners will continue to be met after the proposed Substitution.

Assets, Fees, and Expenses of the Portfolios

The total net assets of all classes of the Existing Portfolio as of June 30, 2018 were approximately $1.55 billion. The proposed Substitution will involve approximately $334.66 million of the net assets of the Existing Portfolio’s Service Shares and of the Existing Portfolio’s total net assets.

	Existing Portfolio	Replacement Portfolio
	Oppenheimer Global Strategic Income Fund/VA	Guardian Multi- Sector Bond VIP Fund
Share Class	Service Shares	—
Management Fee	0.61%[1]	0.52%
Distribution and/or Service Fees (12b-1 fees)	0.25%	0.25%
Other Expenses	0.23%	0.23%*
Acquired Fund Fees and Expenses	0.01%	N/A
Total Annual Operating Expenses	1.10%	1.00%
Fee Waiver / Expense Reimbursement	(0.06%)[2]	N/A
Net Annual Operating Expenses	1.04%	1.00%
Management Fee Breakpoint Schedule	0.75% of the first $200m 0.72% of the next $200m 0.69% of the next $200m 0.66% of the next $200m 0.60% of the next $200m 0.50% of the next $4b 0.48% over $5b	N/A
Maximum Permitted Rule 12b-1 Fee without Shareholder Vote	0.25%	0.25%

[1]	“Management Fee” reflects the gross management fees paid to the manager by the Portfolio and the gross management fee of the subsidiary for its most recent fiscal year.
[2]

The manager has contractually agreed to waive fees and/or reimburse Portfolio expenses in an amount equal to the management fees incurred indirectly through the Portfolio’s investment in funds managed by the manager or its affiliates. This fee waiver and/or expense reimbursement may not be amended or withdrawn for one year from the date of the prospectus, unless approved by the board.

*	Other expenses are based on estimates for the current fiscal year.

Performance History (as of September 30, 2018)

	1 Year	3 Years	5 Years	10 Years
Existing Portfolio – Oppenheimer Global Strategic Income Fund/VA
Service Shares	(1.60%)	2.83%	2.18%	4.33%
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	(1.22%)	1.31%	2.16%	3.77%
Replacement Portfolio – Guardian Multi-Sector Bond VIP Fund
Guardian Multi-Sector Bond VIP Fund	N/A	N/A	N/A	N/A
Bloomberg Barclays U.S. Aggregate Bond Index (reflects no deduction for fees, expenses or taxes)	(1.22%)	1.31%	2.16%	3.77%

Contracts Affected

Contract ID Nos. of Contracts Affected
Oppenheimer Global Strategic Income Fund/VA (Service Shares) replaced by Guardian Multi-Sector Bond VIP Fund
The Guardian Separate Account R	C000114265; C000072167; C000072168

D.	Contract-Level Information

The Section 26 Applicants are seeking an order pursuant to Section 26(c) of the 1940 Act approving the substitution of shares of the Existing Portfolios held by the Separate Accounts with shares of the corresponding Replacement Portfolios. Provided below is contract-level information related to the number of investment options and investment styles under the Contracts before and after the proposed Substitutions. The following table lists the total number of underlying registered open-end management investment companies, as well as the number of equity, fixed income, balanced allocation, and money market funds, available under each Contract before and after the Substitutions proposed in this Application. The table also lists the number of Morningstar investment categories associated with each Contract’s underlying registered open-end management investment companies before and after the Substitutions proposed in this Application.

TABLE VI.D.1.

1933 Act File No.	Contract Id. No.	Total No. of Funds Before / After Sub.	No. of Equity Funds Before / After Sub.	No. of Fixed Income Funds Before / After Sub.	No. of Balanced Allocation Funds Before / After Sub.	No. of Money Market Funds Before / After Sub.	No. of Morningstar Categories Before / After Sub.
The Guardian Separate Account Q (File No. 811-21084)
333-87468	C000024017	37/35	26/24	7/7	3/3	1/1	21/21
The Guardian Separate Account R (File No. 811-21438)
333-109483	C000023936	37/35	26/24	7/7	3/3	1/1	21/21
333-153839	C000072167	49/47	32/30	11/11	5/5	1/1	30/30
333-153840	C000072168	49/47	32/30	11/11	5/5	1/1	30/30
333-179997	C000114265	41/39	29/27	9/9	2/2	1/1	23/23

E.	Policies and Procedures for the Proposed Substitutions

To effectuate the Substitutions, the Section 26 Applicants propose to follow the policies and procedures set forth below.

1.	Redemption or Purchase of Shares.

Guardian will execute the Substitutions as soon as practicable following the issuance of the requested order in connection with this Application; however, Guardian will likely need to effect the Substitutions over a period of time for administrative reasons. As of the Substitution Date, the Separate Accounts will redeem shares of the Existing Portfolios for cash and/or in-kind. The proceeds of such redemptions will then be used to purchase shares of the corresponding Replacement Portfolio, as each subaccount of the Separate Accounts will invest the proceeds of its redemption from the Existing Portfolios in the applicable Replacement Portfolios.

Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times. Each Substitution will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners. As such, the Section 26 Applicants believe that the procedures to be implemented are sufficient to assure that each Contract owner’s cash values immediately after the

Substitution will be equal to the cash value immediately before the Substitution, and all benefits to which each Contract owner is entitled will have the same value immediately after the Substitution as immediately before the Substitution.

Contract owners will not incur any fees or charges as a result of the proposed Substitutions. The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way. Guardian and/or its affiliates (other than the Trust) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract owners to be greater after the proposed Substitution than before the proposed Substitution.

In addition, the Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

Redemptions and repurchases that occur in connection with effecting a Substitution will not count as a transfer for purposes of transfer limitations and fees that would otherwise be applicable under the terms of the Contracts. From the date of the Pre-Substitution Notice, as defined below, through 30 days following the Substitution Date, subject to the terms of certain Living Benefit Riders, Contract owners may make at least one transfer of Contract value from the subaccount investing in an Existing Portfolio (before the Substitution) or the Replacement Portfolio (after the Substitution) to any other available subaccount under the Contract without charge and without imposing any transfer limitations. Further, on the Substitution Date, Contract values attributable to investments in each Existing Portfolio will be transferred to the corresponding Replacement Portfolio without charge and without being subject to any transfer limitations. Moreover, except with respect to market timing policies and procedures and the terms of the Living Benefit Riders, Guardian will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

Finally, before effecting any Substitution, Guardian shall have satisfied itself that (i) the Contracts allow the substitution of shares of portfolios in the manner contemplated by the Application, (ii) the Substitutions can be consummated as described in this Application under applicable state insurance laws, and (iii) any applicable regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2.	Limits on Expenses

Consistent with prior substitution applications, for each Substitution, the Section 26 Applicants will cause Park Avenue, as the investment adviser of the Replacement Portfolio, to enter into a written contract with the Trust, whereby, for the applicable period of time indicated in Table IV.B. of this Application, the net annual operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the net annual operating expenses of any corresponding Existing Portfolio for the last fiscal year as of the date of this Application. In addition, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for affected Contract owners for a period of at least two years following the Substitution Date.

3.	Contract Owner Notification

At least 30 days prior to the Substitution Date, Contract owners will be notified via prospectus supplements that the Section 26 Applicants received or expect to receive Commission approval of the applicable proposed Substitutions and of the anticipated Substitution Date (the “Pre-Substitution Notice”). Pre-Substitution Notices sent to Contract owners will be filed with the Commission pursuant to Rule 497 under the 1940 Act.

In addition, the Pre-Substitution Notice will:

•

give Contract owners notice of Guardian’s intention to take the necessary actions, including seeking the order requested by this Application, to substitute shares of the Existing Portfolios as described herein on the Substitution Date;

•	advise Contract owners of their pre- and post-Substitution rights;[11]

•	instruct Contract owners how to submit transfer requests in light of the proposed Substitutions; and

•

advise Contract owners that any Contract value remaining in a subaccount that invests in an Existing Portfolio on the Substitution Date will be transferred to a subaccount investing in the corresponding Replacement Portfolio, and that the Substitutions will take place at relative net asset value.

[11]

Contract owners’ substitution transfer rights will be determined by whether they have an optional benefit rider. From the date of the Pre-Substitution Notice until the Substitution Date, Contract owners who have not selected a Living Benefit Rider with investment restrictions, their pre-Substitution transfer right will permit them to transfer all of or a portion of their respective Contract values out of any Existing Portfolio subaccount to any other available subaccounts offered under their respective Contracts without any transfer charge or limitation that might otherwise apply under the terms of their respective Contracts. For Contract owners who have selected a Living Benefit Rider with investment restrictions, their pre-Substitution transfer right will permit them to transfer their Contract values in accordance with the terms of their respective Living Benefit Riders without any transfer charge or limitation that might otherwise apply under the terms of their respective Contracts or Living Benefit Riders.

From the Substitution Date until at least 30 days following the Substitution Date, Contract owners who have not selected a Living Benefit Rider with investment restrictions will be permitted to make transfers of their respective Contract values out of each Replacement Portfolio subaccount to any other available subaccounts offered under their respective Contracts without any transfer charge or limitation that might otherwise apply under the terms of the Contracts. For Contract owners who have selected a Living Benefit Rider with investment restrictions, their post-Substitution transfer right will permit them to transfer their Contract values in accordance with the terms of their respective Living Benefit Riders without any transfer charge or limitation that might otherwise apply under the terms of their respective Contracts or Living Benefit Riders.

The Pre-Substitution Notice will also inform Contract owners that, except with respect to market timing policies and procedures and limitations imposed by Living Benefit Riders, Guardian will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers out of a Replacement Portfolio subaccount from the date of the Pre-Substitution Notice until at least thirty (30) days after the Substitution Date.

The Section 26 Applicants will also deliver to affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio. In addition, within five business days after the Substitution Date, Contract owners whose assets are allocated to a Replacement Portfolio as part of the proposed Substitutions will be sent a written notice (each, a “Confirmation”) informing them that the Substitutions were carried out as previously notified. The Confirmation also will restate the information set forth in the Pre-Substitution Notice. The Confirmation will also reflect the Contract owners Contract values’ before and after the Substitution(s).

4.	State Approval

Guardian will seek approval of the proposed Substitutions from any state insurance regulators whose approval may be necessary or appropriate.

V.	REQUEST FOR ORDER OF APPROVAL UNDER SECTION 26(c) OF THE 1940 ACT

The Section 26 Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions.

A.	Applicable Law

Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from the initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.12 The section was designed to forestall the ability of a depositor to present holders of an interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption. For the reasons described below, the Section 26 Applicants submit that the Substitutions meet the standards set forth in Section 26(c) and that, if implemented, the Substitutions would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.

[12]	House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

B.	Basis for a Section 26(c) Order

As previously indicated, Guardian has reserved the right under the Contracts to substitute shares of another underlying fund for one of the current funds offered as an investment option under the Contracts. The Contracts and the Contracts’ prospectuses disclose this right. Guardian has reserved this right of substitution to protect itself, the Separate Accounts, and the Contract owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate Account. Additionally, Guardian intended this reservation of right to preserve the opportunity to replace investment options available under the Contracts in those situations where a substitution could benefit Guardian, the Separate Accounts, and Contract owners.

For the reasons discussed in Section IV.B. of this Application, the Section 26 Applicants believe that the Substitutions will benefit Guardian, the Separate Accounts, and Contract owners and are in the Contract owners’ best interests. In addition, the Section 26 Applicants believe that the proposed Substitutions meet the standards that the Commission and the Staff have applied to substitutions that have been approved in the past,13 including substitution applications that involved replacement funds with no or a limited history of operations.14

The Section 26 Applicants submit that the proposed Substitutions are not of the type that Section 26 was designed to prevent because they will not result in costly forced redemption, nor will they affect

[13]

See, e.g., American Fidelity Assurance Company, et al., Rel. No. IC-33345 (Jan. 28, 2019) (Order), File No. 812-14831; AXA Equitable Life Insurance Company, et. al., Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831; The Guardian Insurance & Annuity Company, Inc., et. al., Rel. No. IC-33003 (Feb. 7, 2018) (Order), File No. 812-14714; Commonwealth Annuity and Life Insurance Company, et. al., Rel. No. IC- 32644 (May 23, 2017) (Order), File No. 812-14646; Transamerica Life Insurance Company, et. al., Rel. No. IC-32603 (Apr. 19, 2017) (Order), File No. 812-14490; Allianz Life Insurance Company of North America, et al., Rel. No. IC-32242 (Aug. 29, 2016) (Order), File No. 812-14580; New York Life Insurance and Annuity Corporation, et al., Rel. No. IC. 32227 (Aug. 23, 2016) (Order), File No. 812-14589; The Guardian Insurance & Annuity Company, Inc., et al., Rel. No. IC-31993 (Feb, 19, 2016) (Order) File No. 812-14449; Horace Mann Life Insurance Company, et al., Rel. No. IC-31744 (Aug. 7, 2015) (Order) File No. 812-14336; Voya Retirement Insurance and Annuity Company, et al., Rel. No. IC-31599 (May 12, 2015) (Order) File No. 812-14302; Pacific Life Insurance Company, et al., Rel. No. IC-31499 (Mar. 6, 2015) (Order) File No. 812-14359; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-31023 (Apr. 22, 2014) (Order) File No. 812-14221; Minnesota Life Insurance Company, et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203; Lincoln National Life Insurance Company, et al., Rel. No. IC-30517 (May 14, 2013) (Order) File No. 812-14063; AXA Equitable Life Insurance Company et al., Rel. No. IC-30405 (Feb. 26, 2013) (Order) File No. 812-14036; Pruco Life Insurance Company, et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order) File No. 812-13903; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-29570 (Jan. 24, 2011) (Order) File No. 812-13816; Nationwide Life Insurance Company, et al., Rel. No. 29505 (Nov. 22, 2010) (Order) File No. 812-13648; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-29211 (Apr. 20, 2010) (Order) File No. 812-13700; Nationwide Life Insurance Company, et al., Rel. No. 28815 (July 8, 2009) (Order) File No. 812-13495; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-28699 (Apr. 20, 2009) (Order) File No. 812-13588.

[14]

See, e.g., AXA Equitable Life Insurance Company, et. al., Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831; The Guardian Insurance & Annuity Company, Inc., et. al., Rel. No. IC-33003 (Feb. 7, 2018) (Order), File No. 812-14714; Commonwealth Annuity and Life Insurance Company, et. al., Rel. No. IC- 32644 (May 23, 2017) (Order), File No. 812-14646; Minnesota Life Insurance Company et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203; Pruco Life Insurance Company et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order) File No. 812-13903; Nationwide Life Insurance Company, et al., Rel. No. 29505 (Nov. 22, 2010) (Order) File No. 812-13648; Nationwide Life Ins. Co., et al., Rel. No. 28815 (July 8, 2009) (Order) File No. 812-13495.

other aspects of the Contracts. In the current situation, Contract owners are contractually provided investment discretion during the accumulation phase, and potentially the annuity phase, of the Contracts to allocate and reallocate their Contract value among the investment options available under the Contracts. Accordingly, after the proposed Substitutions, each Contract owner may exercise his or her own judgment as to the most appropriate investment alternative available under the Contract. In this regard, the proposed Substitutions retain for Contract owners the investment flexibility that is a central feature of the Contracts.

In addition, the proposed Substitutions will not adversely affect any features or riders under the Contracts because, to the extent that an Existing Portfolio is a permissible investment option under a rider, its corresponding Replacement Portfolio will also be a permissible investment option under the rider. Accordingly, no Contract owner will involuntarily lose his or her features or riders as a result of any proposed Substitution.

Moreover, the Section 26 Applicants will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfers and other “market timing” activities and administer the terms of the Living Benefit Riders) that may otherwise have been imposed for a period beginning on the date of the Pre-Substitution Notice (which supplement will be delivered to the Contract owners at least thirty (30) days before the Substitution Date) and ending no earlier than thirty (30) days after the Substitution Date. This reduces the likelihood of being invested in an undesired investment option, with the discretion remaining with the Contract owners. The proposed Substitutions, therefore, will not result in the type of forced redemption that Section 26(c) was designed to prevent.

The proposed Substitutions are also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitutions have no impact on other aspects of the Contracts. Specifically, the proposed Substitutions will not affect the type of benefits offered by Guardian under the Contracts, or numerous other rights and privileges associated with the Contracts. In deciding to purchase the Contract, a Contract owner may have considered Guardian’s financial condition or reputation for service. These factors will not change as a result of the proposed Substitutions, nor will the annuity or tax benefits afforded under the Contracts held by any affected Contract owners.

VI.	REQUEST FOR AN ORDER UNDER SECTION 17(b) OF THE 1940 ACT

The Section 17 Applicants request an order under Section 17(b) exempting them from the provisions of Section 17(a) to the extent necessary to permit the Section 17 Applicants to carry out some or all of the proposed Substitutions.

A.	Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from knowingly selling any security or other property to that company. Section 17(a)(2) of the 1940 Act generally prohibits the persons described above, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3) of the 1940 Act defines the term “affiliated person” of another person in relevant part as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; . . . (E) if such other person is an investment company, any investment adviser thereof . . . .

Section 2(a)(9) of the 1940 Act states that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company.

Because the proposed Substitutions may be effected, in whole or in part, by means of in-kind redemptions and purchases (“In-Kind Transactions”), the proposed Substitutions may be deemed to involve one or more purchases or sales of securities or property between affiliated persons. The proposed transactions may involve a transfer of portfolio securities by the Existing Portfolios to the Separate Accounts.

Immediately thereafter, the Separate Accounts would purchase shares of the Replacement Portfolios with the portfolio securities received from the Existing Portfolios. Accordingly, to the extent that Guardian, the Separate Accounts, the Trust, Park Avenue, or the Replacement Portfolios are deemed to be affiliated persons of one another under Section 2(a)(3) or Section 2(a)(9) of the 1940 Act, it is conceivable that this aspect of the proposed Substitutions could be viewed as being prohibited by Section 17(a). As such, the Section 17 Applicants have determined that it is prudent to seek relief from Section 17(a) in the context of this Application.15

Section 17(b) of the 1940 Act provides that any person may apply to the Commission for an exemption from the provisions of Section 17(a), and the Commission shall issue such exemptive order, if evidence establishes that:

(1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3) the proposed transaction is consistent with the general purposes of [the 1940 Act].

B.	Basis for a Section 17(b) Order

The Section 17 Applicants submit that for all the reasons in this Application, the terms of the proposed In-Kind Transactions of shares of the Replacement Portfolios by the Separate Accounts, including the consideration to be paid and received, as described in this Application, are reasonable and fair and do not involve overreaching on the part of any person concerned. The Section 17 Applicants also submit that the proposed In-Kind Transactions by the Separate Accounts are consistent with the policies of the Trust and the Replacement Portfolios, as recited in the Trust’s current registration statement and reports filed under the 1940 Act. Finally, the Section 17 Applicants submit that the proposed Substitutions are consistent with the general purposes of the 1940 Act.

1.	Reasonableness and Fairness and the Absence of Overreaching

To the extent that the In-Kind Transactions by the Separate Accounts of the Replacement Portfolios’ shares are deemed to involve principal transactions among affiliated persons, the procedures described below should be sufficient to ensure that the terms of the proposed transactions are reasonable and fair to all participants. The Section 17 Applicants maintain that the terms of the proposed In-Kind Transactions, including the consideration to be paid by each Existing Portfolio and received by each Replacement Portfolio involved, are reasonable, fair and do not involve overreaching principally because the transactions will conform with all but one of the conditions enumerated in Rule 17a-7. The proposed transactions will take place at relative net asset value in conformity with the requirements of Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Section 26 Applicants. The Substitutions will be effected without change in the amount or value of any Contract held by the affected Contract owners. The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions. The fees and charges under the Contracts will not increase because of the Substitutions. Even though Guardian, the Separate Accounts, the Trust, Park Avenue, and the Replacement Portfolios may not rely on Rule 17a-7, the Section 17 Applicants believe that the rule’s conditions outline the type of safeguards that result in transactions that are fair and reasonable to registered investment company participants and preclude overreaching in connection with an investment company by its affiliated persons.

When the Commission first proposed,16 and then adopted,17 Rule 17a-7, it noted that the purpose of the rule was to eliminate the filing and processing of applications “in circumstances where there appears to be no likelihood that the statutory finding for a specific exemption under Section 17(b) could not be made” by establishing “conditions as to the availability of the exemption to those situations where the Commission, upon the basis of its experience, considers that there is no likelihood of overreaching of the investment companies participating in the transaction.” The Section 17 Applicants assert that where, as here, they or the relevant investment company would comply in substance with most, but not all, of the conditions of Rule 17a-7, the Commission should consider the extent to which they would meet these or other similar conditions and issue an order if the protections of the rule would be provided in substance.

[15]

All in-kind redemptions will be effected in accordance with the conditions set forth in the Commission staff no-action letter issued by the Commission staff to Signature Financial Group. See Signature Financial Group (pub. avail. Dec. 28, 1999). The Signature no-action letter cannot be relied upon by the Replacement Portfolios with respect to sales of their shares to Guardian in exchange for securities rather than cash.

[16]	Inv. Co. Act Rel. No. 4697 (Sept. 8, 1966).
[17]	Inv. Co. Act Rel. No. 4604 (May 20, 1966).

In this regard, the Commission explained its concerns with transactions of the type covered by Rule 17a-7 when it amended Rule 17a-7 in 1981 also to exempt certain purchase and sale transactions between an investment company and a non-investment company affiliate. Previously, Rule 17a-7 only exempted transactions between investment companies and series of investment companies. Its expansion to cover transactions between an investment company (or series thereof) and a non-investment company affiliate demonstrates that such transactions can be reasonable and fair and not involve overreaching. Specifically, the Commission stated:

The Commission is concerned that this practice — left unregulated and in violation of Section 17(a) — could result in serious harm to registered investment companies. For example, an unscrupulous investment adviser might “dump” undesirable securities on a registered investment company or transfer desirable securities from a registered investment company to another more favored advisory client in the complex. Moreover, the transaction could be effected at a price which is disadvantageous to the registered investment company.

Nevertheless, upon considering the matter, the Commission believes that it would be appropriate to exempt by rulemaking certain of these transactions provided that certain conditions, described below, are met. Accordingly, the Commission proposes to amend Rule 17a-7 to exempt certain transactions which heretofore have not been exempted by the rule, both with respect to the persons which could participate in the transaction, and the securities which could be purchased and sold. The Commission has determined that the proposed expansion of the rule is consistent with the existing rule’s purposes (1) to eliminate the necessity of filing and processing applications under circumstances where there appears to be little likelihood that the statutory finding for a specific exemption under Section 17(b) of the [1940] Act could not be made, and (2) to permit investment companies which heretofore had chosen to avoid the application procedures of Section 17(b) of the [1940] Act by purchasing and selling securities on the open market, thereby incurring actual brokerage charges, to avoid the payment of brokerage commissions by effecting such transactions directly. Moreover, the proposed amendment would enhance the role of disinterested directors as watchdogs to protect shareholder interest.18

The board of trustees of the Trust has adopted procedures, as required by paragraph (e)(1) of Rule 17a-7, pursuant to which each series of the Trust may purchase and sell securities to and from their affiliates. The Section 17 Applicants will carry out the proposed In-Kind Transactions in conformity with all of the conditions of Rule 17a-7 and each series’ procedures thereunder, except that the consideration paid for the securities being purchased or sold may not be entirely cash. Nevertheless, the circumstances surrounding the proposed Substitutions will be such as to offer the same degree of protection to each Replacement Portfolio from overreaching that Rule 17a-7 provides to them generally in connection with their purchase and sale of securities under Rule 17a-7 in the ordinary course of their business. In particular, Guardian, the Separate Accounts, or any of their affiliates, cannot effect the proposed transactions at a price that is disadvantageous to any Contract owners. Although the transactions may not be entirely for cash, each will be effected based upon (1) the independent current market price of the portfolio securities valued as specified in paragraph (b) of Rule 17a-7, and (2) the net asset value per share of each Existing Portfolio and Replacement Portfolio involved valued in accordance with the procedures disclosed in their respective investment company registration statement and as required by Rule 22c-1 under the 1940 Act. No brokerage commission, fee (except for customary transfer fees), or other remuneration will be paid to any party in connection with the proposed In-Kind Transactions.

2.	Consistency with the Policy of Each Registered Investment Company Concerned

The sale of shares of each Replacement Portfolio for investment securities, as contemplated by the proposed In-Kind Transactions, is consistent with the investment policies and restrictions of the Section 17 Applicants and the Replacement Portfolio because (i) the shares are sold at their net asset value, and (ii) the portfolio securities are of the type and quality that the Replacement Portfolios could each have acquired with the proceeds from share sales had the shares been sold for cash. To assure that the second of these conditions is met, each respective Replacement Portfolio will examine the portfolio securities being offered to such Replacement Portfolio and accept only those securities as consideration for shares that are of the type and quality it could have acquired for each such Replacement Portfolio in a cash transaction.

[18]	Inv. Co. Act Rel. No. 11136 (Apr. 21, 1980) (proposing release).

3.	Consistency with the General Purposes of the 1940 Act

The proposed In-Kind Transactions, as described herein, are consistent with the general purposes of the 1940 Act as stated in the “Findings and Declaration of Policy” in Section 1 of the 1940 Act. The proposed transactions do not present any of the conditions or abuses that the 1940 Act was designed to prevent. In particular, Sections 1(b)(2) and (3) of the 1940 Act state, among other things, that the national public interest and the interest of investors are adversely affected when:

[I]nvestment companies are organized, operated, managed, or their portfolio securities are selected in the interest of directors, officers, investment advisers, depositors, or other affiliated persons thereof, or in the interests of other investment companies or persons engaged in other lines of business, rather than in the interest of all classes of such companies’ security holders; when investment companies issue securities containing inequitable or discriminatory provisions, or fail to protect the preferences and privileges of the holders of their outstanding securities….

For all the reasons stated in this Application, the abuses described in Sections 1(b)(2) and (3) of the 1940 Act will not occur in connection with the proposed In-Kind Transactions.

The Commission has previously granted exemptions from Section 17(a) in circumstances substantially similar in all material respects to those presented in this Application to applicants affiliated with an open-end management investment company that proposed to purchase shares issued by the company with investment securities of the type that the company might otherwise have purchased for its portfolio.19 In these cases, the Commission issued an order pursuant to Section 17(b) of the 1940 Act where the expense of liquidating such investment securities and using the cash proceeds to purchase shares of the investment company would have reduced the value of investors’ ultimate investment in such shares.

4.	Request for an Order

The Section 17 Applicants request that the Commission issue an order pursuant to Section 17(b) of the 1940 Act exempting Guardian, the Separate Accounts, Park Avenue, and each Replacement Portfolio from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit Guardian on behalf of the Separate Accounts to carry out, as part of the Substitutions, the In-Kind Transactions of the Replacement Portfolios, which may be deemed to be prohibited by Section 17(a) of the 1940 Act.

The Section 17 Applicants represent that the proposed In-Kind Transactions meet all of the requirements of Section 17(b) of the 1940 Act and that an exemption should be granted, to the extent necessary, from the provisions of Section 17(a).

VII.	CONCLUSION

For the reasons set forth in this Application, the Section 26 Applicants submit that the proposed Substitutions meet the standards of Section 26(c) of the 1940 Act, and the Section 17 Applicants respectively submit that the proposed In-Kind Transactions meet the standards of Section 17(b) of the 1940 Act. As such, the Section 26 Applicants and the Section 17 Applicants respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act and exemption pursuant to Section 17(b) of the 1940 Act, respectively, and that such order be made effective as soon as possible.

VIII.	APPLICANTS’ CONDITIONS

The Section 26 Applicants agree that any order granting the requested relief will be subject to the following conditions.

[19]

See, e.g., AXA Equitable Life Insurance Company, et. al., Rel. No. IC-33224 (Sept. 11, 2018) (Order), File No. 812-14831; Commonwealth Annuity and Life Insurance Company et al. Rel. No. IC-32644 (May 23, 2017) (Order), File No. 812-14646; MetLife Insurance Company of Connecticut, et al., Rel. No. IC-31023 (Apr. 22, 2014) (Order), File No. 812-14221; Minnesota Life Insurance Company, et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203; Lincoln National Life Insurance Company, et al., Rel. No. IC-30517 (May 14, 2013) (Order), File No. 812-14063; Mutual of America Life Insurance Company, et al., Rel. No. IC-30335 (Dec. 31, 2012) (Order), File No. 812-14059; Pruco Life Insurance Company, et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order), File No. 812-13990; New York Life Insurance & Annuity Company, et al., Rel. No. IC-29947 (Feb. 14, 2012) (Order), File No. 812-13903; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29570 (Jan. 24, 2011) (Order), File No. 812-13816; Nationwide Life Insurance Company, et al., Rel. No. IC-29505 (Nov. 22, 2010) (Order), File No. 812-13648; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-29211 (Apr. 20, 2010) (Order), File No. 812-13700; Nationwide Life Insurance Company, et al., Rel. No. IC-28815 (July 8, 2009) (Order), File No. 812-13495; Met Life Insurance Company of Connecticut, et al., Rel. No. IC-28699 (Apr. 20, 2009) (Order), File No. 812-13588.

1. The Substitutions will not be effected unless Guardian determines that: (i) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by this Application; (ii) the Substitutions can be consummated as described in this Application under applicable insurance laws; and (iii) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitutions.

2. After the Substitution Date, Park Avenue will not change a Replacement Portfolio’s sub-adviser, add a new sub-adviser, or otherwise rely on the Manager of Managers Order or any replacement order from the Commission with respect to any Replacement Portfolio without first obtaining shareholder approval of the change in sub-adviser, the new sub-adviser, or the Replacement Portfolio’s ability to rely on the Manager of Managers Order, or any replacement order from the Commission, at a shareholder meeting, the record date for which shall be after the proposed Substitution has been effected.

3. Guardian or an affiliate thereof (other than the Trust) will pay all expenses and transaction costs of the Substitutions, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitutions. The proposed Substitutions will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

4. The Substitutions will be effected at the relative net asset values of the respective shares of the Replacement Portfolios in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicants. The Substitutions will be effected without change in the amount or value of any Contracts held by affected Contract owners.

5. The Substitutions will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitutions.

6. The obligations of the Section 26 Applicants, and the rights of the affected Contract owners, under the Contracts of affected Contract owners will not be altered in any way.

7. Affected Contract owners will be permitted to transfer Contract value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Contract owners with Living Benefit Riders, as applicable, may transfer Contract value from the subaccounts investing in the Existing Portfolios (before the Substitutions) or the Replacement Portfolios (after the Substitutions) to any other available investment option available under their respective riders without charge and without imposing any transfer limitations. Except as described in any market timing/short-term trading provisions of the relevant prospectus, the Applicants will not exercise any rights reserved under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

8. All affected Contract owners will be notified via the Pre-Substitution Notice, at least 30 days before the Substitution Date, about: (i) the intended Substitution of Existing Portfolios with the Replacement Portfolios; (ii) the intended Substitution Date; and (iii) information with respect to transfers as set forth in Condition 7 above. In addition, the Section 26 Applicants will also deliver to affected Contract owners, at least 30 days before the Substitution Date, a prospectus for each applicable Replacement Portfolio.

9. The Section 26 Applicants will deliver to each affected Contract owner within five business days of the Substitution Date a written confirmation which will include: (i) a confirmation that the Substitutions were carried out as previously notified; (ii) a restatement of the information set forth in the Pre-Substitution Notice; and (iii) values of the Contract owner’s positions in the Existing Portfolio before the Substitution and the Replacement Portfolio after the Substitution.

10. Guardian will cause Park Avenue, as the investment adviser of each Replacement Portfolio, to enter into a written contract with the Replacement Portfolio whereby, for the applicable time period, the net annual operating expenses of the Replacement Portfolio will not exceed, on an annualized basis, the net annual operating expenses of any corresponding Existing Portfolio for the last fiscal year preceding the date of this Application. The written contract will remain in place for a period of two years following the Substitution Date, except that for those proposed Substitutions for which the sum of the current management fee and Rule 12b-1 Fee of the Replacement Portfolio is greater than that of the corresponding Existing Portfolio, the written agreement will extend for the life of the affected Contracts following the Substitution Date. Park Avenue will reimburse expenses to the extent necessary under each written agreement on the last business day of each month. Any amounts waived or reimbursed by Park Avenue pursuant to this condition will not be subject to recoupment rights. In addition, the Section 26 Applicants will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for affected Contract owners for a period of at least two years following the Substitution Date.

X.	PROCEDURAL MATTERS

All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

XI.	REQUEST FOR ORDERS OF APPROVAL AND EXEMPTION

For the foregoing reasons, the Applicants request that the Commission enter an order pursuant to Sections 26(c) and 17(b) of the 1940 Act granting the approval and relief, respectively, sought by this Application. The Applicants submit that the requested approval and exemption are necessary and appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

XII.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state their addresses as follows:

The Guardian Insurance & Annuity Company, Inc.

The Guardian Separate Account Q

The Guardian Separate Account R

Guardian Variable Products Trust

Park Avenue Institutional Advisers LLC

7 Hanover Square

New York, New York 10004

The Applicants further state that all questions concerning this Application should be directed to:

Stephen E. Roth – (202) 383-0158

Cynthia R. Beyea – (202) 383-0472

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, D.C. 20001

XIII.	AUTHORIZATIONS

The Guardian Insurance & Annuity Company, Inc.

The Guardian Separate Account Q

The Guardian Separate Account R

Under the articles of incorporation and by-laws of Guardian, Guardian’s business and affairs are overseen by its board of directors. Additionally, the business and affairs of the Separate Accounts, as unit investment trusts, are conducted by Guardian, as depositor thereof. In accordance with Guardian’s articles of incorporation and by-laws, resolutions were adopted by a unanimous written consent of the board of directors, the pertinent provisions of which are quoted below, authorizing the appropriate officers to prepare, execute, and file with the Commission various documents, including this Application, to seek orders of approval and exemption pursuant to Sections 26(c) and 17(b), respectively, of the 1940 Act and other regulatory filings in connection with this Application. All requirements of the governing documents of Guardian and the Separate Accounts have been complied with in connection with the execution and filing of this Application, and the person signing the Application on behalf of Guardian and the Separate Accounts is fully-authorized to execute and file this Application on their behalf.

*    *    *

RESOLVED, that the filing with the SEC of the Application for an exemptive order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitutions, as attached hereto, on behalf of the Company and the Separate Accounts, together with such changes as an officer of the Company, with the advice of the Company’s legal counsel, shall deem appropriate, be, and it hereby is, approved; and it is further

RESOLVED, that the appropriate officers and agents of the Company on behalf of the Company and/or the Separate Accounts, as applicable, are authorized to (a) make the necessary SEC and other regulatory filings, (b) enter into a participation agreement with the Replacement Portfolios and any other agreements with the Replacement Portfolios and/or such other parties as may be necessary or appropriate in connection with the Substitutions, (c) terminate or amend the participation agreements with the Existing Portfolios and any other agreements that it is necessary or appropriate to terminate or amend in connection with the Substitutions, and (d) take or cause to be taken, on behalf of the Company, any and all actions which in their judgment, with the assistance of counsel, may be necessary or desirable to effectuate the Substitutions, including but not limited to (i) preparing and filing reports and other documents with federal, state and other regulatory agencies or organizations (including but not limited to the SEC) and (ii) executing and delivering certificates, instructions, memoranda, notices of termination, assignments, requests or other instruments to any applicable third parties and affiliated entities of such parties.

Guardian Variable Products Trust

Under the Trust’s declaration of trust, the Trust’s business and affairs are overseen by its board of trustees. In accordance with the Trust’s declaration of trust, resolutions were adopted by a vote of the board of trustees, the pertinent provisions of which are quoted below, authorizing the appropriate officers to prepare, execute, and file with the Commission various documents, including this Application, to seek an order of exemption pursuant to Section 17(b) of the 1940 Act and other regulatory filings in connection with this Application. All requirements of the governing documents of the Trust have been complied with in connection with the execution and filing of this Application for an exemption pursuant to Section 17(b) of the 1940 Act, and the person signing the Application is fully-authorized to execute and file this Application on its behalf.

*     *     *

RESOLVED, that the Board of Trustees hereby approves the filing of the Application for the Section 17 Relief on behalf of the Trust, and any amendments thereto, with the SEC; and it is further

RESOLVED, that the appropriate officers of the Trust are hereby authorized to execute and deliver such documents as may be necessary to effect the foregoing, and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions.

*     *     *

Park Avenue Institutional Advisers LLC

Under the limited liability company agreement of Park Avenue, Park Avenue’s business and affairs are overseen by its board of managers. In accordance with Park Avenue’s limited liability company agreement, resolutions were adopted by a vote of the board of managers, the pertinent provisions of which are quoted below, authorizing the appropriate officers to prepare, execute, and file with the Commission various documents, including this Application to seek an order of exemption pursuant to Section 17(b) of the 1940 Act and other regulatory filings in connection with this Application. All requirements of the governing documents of Park Avenue have been complied with in connection with the execution and filing of this Application for an exemption pursuant to Section 17(b) of the 1940 Act, and the person signing the Application is fully-authorized to execute and file this Application on its behalf.

*     *     *

RESOLVED, that the Board of Managers hereby approves the filing of the Application for the Section 17 Relief on behalf of the Company, and any amendments thereto, with the SEC; and it is further

RESOLVED, that the appropriate officers of the Company are hereby authorized to execute and deliver such documents as may be necessary to effect the foregoing, and authorized and directed to take such other actions as they deem reasonably necessary to carry out these resolutions.

XIV.	SIGNATURES

The Guardian Insurance & Annuity Company, Inc.

The Guardian Separate Account Q

The Guardian Separate Account R

By:	/s/ John H. Walter
John H. Walter
Vice President & Director of Finance
April 1, 2019

Guardian Variable Products Trust

By:	/s/ Gordon Dinsmore
Gordon Dinsmore
President and Trustee
April 1, 2019

Park Avenue Institutional Advisers LLC

By:	/s/ John H. Walter
John H. Walter
Senior Vice President, Chief Financial Officer
April 1, 2019

XV.	VERIFICATIONS

The undersigned states that he has duly executed this Application, dated April 1, 2019, for and on behalf of:

The Guardian Insurance & Annuity Company, Inc.

The Guardian Separate Account Q

The Guardian Separate Account R

The undersigned further states that he is the Vice President & Director of Finance of The Guardian Insurance & Annuity Company, Inc., which is also the depositor of each Separate Account, and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

By:	/s/ John H. Walter
John H. Walter
Vice President & Director of Finance The Guardian Insurance & Annuity Company, Inc.

The undersigned states that he has duly executed this Application, dated April 1, 2019, for and on behalf of Guardian Variable Products Trust, that he is President and Trustee of the Trust, and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

By:	/s/ Gordon Dinsmore
Gordon Dinsmore
President and Trustee
Guardian Variable Products Trust

The undersigned states that he has duly executed this Application, dated April 1, 2019, for and on behalf of Park Avenue Institutional Advisers LLC, that he is Senior Vice President, Chief Financial Officer of Park Avenue, and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth therein are true to the best of his knowledge, information, and belief.

By:	/s/ John H. Walter
John H. Walter
Senior Vice President, Chief Financial Officer
Park Avenue Institutional Advisers LLC